Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

SUPPL

MACQUARIE BANK

24 September 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

03032313

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pa

Dennis Leong
Company Secretary

9/29

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

19 September 2003

Macquarie Bank Limited
Converting Preference Shares

SUSPENSION FROM OFFICIAL QUOTATION

The Converting Preference Shares of Macquarie Bank Limited (the "Company") will be suspended from quotation prior to the commencement of trading on Friday, 19 September 2003, following the receipt of the early conversion notice from the Company.

Security Code: MBLPA

Richard Hajzuk
Companies Advisor

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Number calculated in accordance with the Terms of Issue of the Macquarie Bank Converting Preference Shares - to be advised.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Total consideration for all the shares is in aggregate $150 million.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consequent upon the conversion of the Macquarie Bank Limited Converting Preference Shares on 25 September 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
To be Advised (as at 25 September 2003	Fully paid Ordinary Shares
Zero (as at 25 September 2003)	Converting Preference Shares (MBLPA)
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	26,842,754 (as at 19 September 2003)	Options over ordinary shares at various exercise prices.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a dstribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 September 2003
(Assistant Company secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

MACQUARIE BANK

Macquarie Bank Limited

CLSA Conference, Hong Kong

Allan Moss

Managing Director and Chief Executive Officer

23 September 2003

MACQUARIE BANK

Disclaimer

This material has been prepared for professional investors attending the CLSA/Macquarie Investor Forum.

Information, including forecast financial information, in this presentation should not be considered as a recommendation in relation to holding, purchasing or selling shares, securities or other instruments in or, in entities related to, Macquarie Bank Limited or any other company. Due care and attention has been used in the preparation of forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Limited.

MACQUARIE BANK

A unique financial institution

- Diversified financial services in Australia
- Focused participant in international markets
- Compound annual growth over a decade:
  - Revenue – 21%
  - NPAT – 19%
  - EPS – 15%
- P/E (historical) –19.5

Market capitalisation:

Macquarie Bank (MBL):	A$6.6b	~20th on ASX
Macquarie Bank listed "family":	A$20b	~10th on ASX

* Market capitalisations as at close of business 5 September 2003

MACQUARIE BANK

33 year history of profit growth

Consistent growth



Net Profit After Tax (A$m)
350
325
300
275
250
225
200
175
150
125
100
75
50
25
0
69 71 73 75 77 79 81 83 85 87 89 91 93 95 97 99 '01 '03

MACQUARIE BANK

Where the income comes from

By type



(A$m)
Lending margin – 15%
Trading – 22%
Management, advice, broking & other – 63%
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003

*Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

MACQUARIE BANK

Income growth over the decade

- ➔5.4 times
- ➔15% growth in year to 31 March 2003



(A$m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

MACQUARIE BANK

Profit growth over the decade

- ➔4.5 times
- ➔33% growth in year to 31 March 2003


(A$m)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

EPS growth over the decade

→Macquarie: 4.3 times

→US mid-cap growth stocks: 3.9 times

→Macquarie: 24% growth in year to 31 March 2003



A cents
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

^ US mid-cap growth comparison based on S&P/Barra data as at 31 August 2003. Growth rates refer to average EPS growth over decade

MACQUARIE BANK

Funds Under Management growth over the decade

- ➔Macquarie: 5.2 times
- ➔Global FUM: 2.5 times
- ➔Macquarie: 27% growth in year to 31 March 2003



(A$b)
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

*Includes listed & unlisted (retail & wholesale) funds ^Global FUM source: Investment Company Institute July 2003

Where the income comes from

Year to 31 March 2003 by business segment


Investment banking 33%
Asset & wealth management 28%
M&A, advisory & underwriting
Institutional stockbroking
Financial products
Infrastructure, property & other specialist funds
Retail & wholesale funds management & private client broking
Banking & securitised lending
Equipment leasing etc
Property lending
Other lending
Foreign exchange & commodities
Equity derivatives
Treasury & debt markets
Futures & financial markets brokerage
Lending 16%
Financial markets 23%

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

MACQUARIE BANK

Where the income comes from


33%

- Investment banking segment
  - No. 1 Project Finance adviser in 2002 (Asia Pacific/Americas), No. 2 globally – *Project Finance International*
  - No. 1 M&A in 2002 (Australia), Top 2 ECM house (Australia by value) – *Thomson Financial*
  - Institutional broking and research – coverage of 93% (by market capitalisation) of the ASX/S&P300 stocks
  - No. 1 for all debt issued into Australian market place calendar 2002 - *Thomson Financial Securities, INSTO*
  - Other specialist investment banking activities include property and financial products

MACQUARIE BANK

Where the income comes from


28%

- Asset and wealth management segment
  - Total funds under management – A$57b
    - A$23b funds managed in infrastructure, property and other specialist funds
    - A$22b of wholesale funds under management
    - A$12b in retail funds under management
  - Leading infrastructure and property trusts
  - A leader in Australian full-service retail stockbroking
  - One of Australia's fastest growing adviser administration platforms (Wrap) and largest cash management trust

*Funds under management as at 31 August 2003

MACQUARIE BANK

Where the income comes from


23%

- Financial Markets segment
  - Leading Australian warrant issuer by value in 2002
  - Strong equity derivative teams internationally, particularly South Africa, Hong Kong
  - No 2 in Australian Futures execution in 2002 on Sydney Futures Exchange
  - Principal provider of liquidity to the precious metals sector in the Asian time zone
  - Leading participant in the London Metals Exchange
  - Growing international agricultural commodities hedging business

MACQUARIE BANK

Where the income comes from


16%

- Lending segment
  - Specialised banking services to 4,000 select professional businesses e.g. real estate, accounting, financial planning, etc
  - A leading funder of Australian residential property development
  - A$10b securitised domestic mortgage portfolio – 65,000 home loans
  - Leading Australian market position in capital protected lending on equities
  - A$2.6b leases of auto and technology industries – lease out 170,000 PCs and laptops
  - Leading financier to gold mining industry

MACQUARIE BANK

Active globally

→ Approximately 5000 employees

→ 18 countries



Vancouver
Seattle
San Jose
San Diego
Toronto
Chicago
New York
Memphis
Houston
Jupiter
Sao Paulo
Dublin
London
Frankfurt
Munich
Vienna
Geneva
Cape Town
Johannesburg
Beijing
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Kuala Lumpur
Singapore
Labuan
Jakarta
Auckland
Wellington
Christchurch

*As at 30 June 2003

International income growing

→24% of income sourced outside Australia



Income ($Am)
excluding earnings on capital
450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
Europe
Asia Pacific
Americas
Africa

MACQUARIE BANK

Specialist Funds

World class assets – M6 Toll, England



MACQUARIE BANK

Specialist Funds

World class assets –
Rome Airport,* Italy



* Direct and indirect interests of 45% through various Macquarie related funds

MACQUARIE BANK

Specialist Funds

World class assets –
Highway 407*, Canada



*Diluted direct and indirect interests of 43% through Macquarie Infrastructure Group

MACQUARIE BANK

Specialist Funds

World class assets –
Transmissions towers, Australia



MACQUARIE BANK

Specialist Funds

World class assets – Supermarkets, USA


Albertsons

Macquarie Countrywide Trust - Hillsboro, Oregon, USA

MACQUARIE BANK

Specialist Funds

World class assets – Kwangju Second Beltway, Korea



MACQUARIE BANK

Significant increase in market capitalisation since listing



(A$b)
14
12
10
8
6
4
2
0
1996
1997
1998
1999
2000
2001
2002
2003
All Macquarie funds*
Macquarie

*Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust and Macquarie ProLogis Trust.

* Market capitalisations as at 5 September 2003

MACQUARIE BANK

Some of our focussed international positions - Asia

- → Equity derivatives in Hong Kong
- → Stockbroking (Australian) – servicing all key Asian markets
- → Infrastructure and property funds management
  - → Korean Road Infrastructure Fund
  - → Advise Schroder Asian Property Fund
- → Securities funds management – Hong Kong, Malaysia, South Korea, Taiwan
- → Infrastructure finance – Malaysia, Hong Kong, Singapore, South Korea, Japan
- → Property & mortgages – Hong Kong, China, South Korea

MACQUARIE BANK

Some of our focussed international positions - Americas

- → Infrastructure and property funds management
- → Infrastructure advisory
- → Cross border finance
- → Institutional stockbroking (Australian)
- → Agricultural commodities hedging
- → Metals and mining financing
- → Debt markets
- → Real estate banking
- → Mortgages

MACQUARIE BANK

Some of our focussed international positions - Europe

- → Project and infrastructure finance
- → Infrastructure funds management
- → Financial products
- → Financial advisory
- → Institutional stockbroking (Australian)
- → Treasury and commodities activities
- → Lease financing
- → Enhanced Index funds management

MACQUARIE BANK

How did we achieve this? – Growth through focus

- Focus where we can add special value
- Strong market positions in most Australian activities
- Niche international markets, often with joint venture partner:
  - Leading participant:
    - Infrastructure advice
    - Infrastructure funds
    - Structured finance
    - Derivatives
  - Growing participation:
    - Property
    - Resources advisory
    - Funds management

MACQUARIE BANK

Macquarie not dependent on fixed income

➔ Fixed interest trading income for Macquarie is historically less than 5% of total income



Average global investment bank fixed income/total income
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY98
FY99
FY00
FY01
FY02
HY03
Fixed income
Other income

• Global investment banks include Lehman Bros, Bear Stearns, Goldman Sachs, Deutsche Bank, Morgan Stanley. UBS, Credit Suisse (CS), Merrill Lynch (ML), Citigroup (Citi), JPMorgan Chase (JPMC). CS, ML, Citi and JPMC data is not available for 2003. * Fixed income for global investment banks generally includes fixed interest, commodities & FX sales & trading income.

MACQUARIE BANK

Macquarie value compares favourably to other growth stocks

	MBL*	S&P MidCap 400 /Barra Growth^
10 yr avg EPS growth (% p.a)	15.8	14.5
Price/Earnings	19.5	23.5
Price/Book	3.9	4.0
Dividend yield (% p.a)	2.9	0.7
Return on equity (% p.a)	18.7	14.7

*As at 5 Sept 2003. MBL Dividend yield excludes FY03 special dividend.
^ S&P/Barra data as at 31 August 2003

MACQUARIE BANK

Some developments post March balance date

- → Australia
  - → Promina - A$2b IPO
  - → Alinta Gas – advised on a major acquisition and restructure of Australian energy assets
- → Canada – launched new regulated assets fund
- → Korea – new equity derivatives alliance with Woori Bank and second close of Korea Road Infrastructure Fund raising total commitments to A$500m
- → Africa – new equity derivatives alliance in South Africa
- → Taiwan – initiated funds management

MACQUARIE BANK

Profit for the first quarter ended 30 June 2003

- ➔ Well up on last year
- ➔ Especially in asset & wealth management and investment banking segments reflecting:
  - ➔ Strong performance of specialist funds
  - ➔ Better equity markets
  - ➔ Improved deal flow

MACQUARIE BANK

Outlook

- ➔ Expect first half and full year to be up on prior corresponding periods
- ➔ Good pipeline of transactions
- ➔ Equities related businesses are benefiting from improvement in markets

MACQUARIE BANK

Macquarie Bank Limited

CLSA Conference, Hong Kong

Allan Moss

Managing Director and Chief Executive Officer

23 September 2003

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

22 September 2003

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Documents contained for lodgement are to satisfy the requirements of Rule 12g3-2(b) and are in relation to the period since 8 July 2003. The documents are required following the grant of the exemption on 4 August 2003.

Yours sincerely

Dennis Leong
Company Secretary

03 SEP 29 AM 7:21

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

15 September 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 12 September 2003, was 0.0376%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	2 September 2003 but 4 September 2002 re Macquarie Private Equity Trust II (MPET II) and 4 January 2002 re Macquarie Private Equity Trust (MPET)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary
Date of change	5 September 2003 re MPET II and 22 August 2003 re MPET
No. of securities held prior to change	60,000 $1.00 units in MPET II paid up to $0.25 each 70,000 units in MPET paid up to $0.74 each
Class	Ordinary units
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MPET II: $15,000 ($0.25 per unit as the second instalment on partly paid units) MPET: $14,000 ($0.20 per unit as the final instalment on partly paid units)

No. of securities held after change	60,000 $1.00 units in MPET II paid up to $0.50 each 70,000 units in MPET fully paid
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Second instalment re MPET II and final instalment re: MPET

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 September 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga05092003.doc

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

03 SEP 29 AM 7:21

10 September 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 31 July 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 14,334 options exercisable at $14.47 each and expiring on 21 August 2003 (MBLACJ);
- 684,849 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 17,000 options exercisable at $14.65 each and expiring on 4 December 2003 (MBLACN);
- 11,334 options exercisable at $14.54 each and expiring on 24 November 2003 (MBLACO);
- 36,834 options exercisable at $13.40 each and expiring on 26 November 2003 (MBLACP);
- 5,668 options exercisable at $13.50 each and expiring on 11 November 2003 (MBLACU);
- 5,668 options exercisable at $14.46 each and expiring on 23 April 2004 (MBLADJ);
- 35,334 options exercisable at $14.36 each and expiring on 27 April 2004 (MBLADK);
- 10,000 options exercisable at $17.29 each and expiring on 30 April 2004

(MBLADN);

- 1,522,320 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 5,000 options exercisable at $19.07 each and expiring on 16 August 2004 (MBLADX);
- 53,334 options exercisable at $18.44 each and expiring on 17 August 2004 (MBLADY);
- 17,000 options exercisable at $14.36 each and expiring on 18 August 2004 (MBLADZ);
- 13,000 options exercisable at $19.00 each and expiring on 19 August 2004 (MBLAEA);
- 10,000 options exercisable at $17.92 each and expiring on 20 August 2004 (MBLAEF);
- 203,925 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 25,000 options exercisable at $17.82 each and expiring on 30 August 2004 (MBLAEH);
- 12,500 options exercisable at $18.08 each and expiring on 7 September 2004 (MBLAEK);
- 6,375 options exercisable at $18.51 each and expiring on 24 September 2004 (MBLAEL);
- 12,500 options exercisable at $20.29 each and expiring on 29 November 2004 (MBLAEU);
- 3,334 options exercisable at $18.51 each and expiring on 1 December 2004 (MBLAEW);
- 19,500 options exercisable at $18.51 each and expiring on 21 January 2005 (MBLAFE);
- 3,332 options exercisable at $20.05 each and expiring on 25 January 2005 (MBLAFG);
- 10,725 options exercisable at $23.22 each and expiring on 28 January 2005 (MBLAFI);
- 443,437 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 3,332 options exercisable at $21.16 each and expiring on 21 March 2005 (MBLAFM);
- 3,332 options exercisable at $24.14 each and expiring on 22 March 2005 (MBLAFO);
- 1,666 options exercisable at $20.14 each and expiring on 1 August 2005 (MBLAFS);
- 8,693 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);

- 5,000 options exercisable at $18.51 each and expiring on 3 August 2005 (MBLAFV);
- 20,000 options exercisable at $24.69 each and expiring on 7 August 2005 (MBLAFZ);
- 3,332 options exercisable at $23.06 each and expiring on 13 August 2005 (MBLAGE);
- 2,000 options exercisable at $24.16 each and expiring on 14 August 2005 (MBLAGF);
- 1,650 options exercisable at $24.24 each and expiring on 15 August 2005 (MBLAGG);
- 3,300 options exercisable at $25.37 each and expiring on 25 August 2005 (MBLAGO);
- 6,666 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 1,666 options exercisable at $20.18 each and expiring on 11 October 2005 (MBLAHA);
- 14,791 options exercisable at $27.28 each and expiring on 2 January 2006 (MBLAHN);
- 11,514 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118); and
- 929 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124).

Thus, at 31 August 2003 the number of issued fully paid ordinary $1.00 shares was 213,066,313.

Since the last notification to the ASX, the following new options have been issued:

- 12,500 options exercisable at $26.51 each and expiring on 1 August 2008 (MBL0193);
- 5,000 options exercisable at $26.21 each and expiring on 4 August 2008 (MBL0194);
- 12,500 options exercisable at $24.42 each and expiring on 19 August 2008 (MBL0195);
- 5,000 options exercisable at $28.99 each and expiring on 20 August 2008 (MBL0196);
- 12,500 options exercisable at $29.06 each and expiring on 21 August 2008 (MBL0197);
- 5,000 options exercisable at $28.02 each and expiring on 22 August 2008 (MBL0198);
- 5,000 options exercisable at $28.93 each and expiring on 23 August 2008 (MBL0199);

- 5,000 options exercisable at $29.00 each and expiring on 26 August 2008 (MBL0200); and
- 6,609,009 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202) (being the bulk of the options to be granted pursuant to the 2003 annual employee promotions and compensation reviews).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 250 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 931 options exercisable at $24.12 each and expiring on 9 August 2005 (MBLAGA);
- 1,668 options exercisable at $27.71 each and expiring on 31 January 2006 (MBLAHL);
- 18,429 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 3,323 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 3,768 options exercisable at $36.47 each and expiring on 3 October 2006 (MBL0055);
- 12,920 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 3,118 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 1,241 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202).

The number of options on issue at 31 August 2003 was 26,875,081, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,378,403	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	711,544	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	5,000	$35.31	24/05/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,314,650	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	930,332	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	227,100	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	306,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008
MBL0188	5,000	$24.98	16/07/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBL0193	12,500	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	12,500	$24.42	19/08/2008
MBL0196	5,000	$28.99	20/08/2008
MBL0197	12,500	$29.06	21/08/2008
MBL0198	5,000	$28.02	22/08/2008
MBL0199	5,000	$28.93	23/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	6,607,768	$28.74	28/08/2008
MBLACM	17,000	$12.25	2/12/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADK	85,000	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	2,349,820	$18.51	13/08/2004
MBLAEA	9,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEG	188,839	$18.51	31/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEK	15,000	$18.08	7/09/2004
MBLAEL	10,000	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	37,500	$20.29	29/11/2004
MBLAEZ	1,668	$20.01	7/12/2004
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	1,668	$20.05	25/01/2005
MBLAFI	11,050	$23.22	28/01/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	2,938,998	$23.94	21/07/2005
MBLAFM	1,668	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	1,668	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	1,668	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	93,157	$23.94	11/08/2005
MBLAFV	6,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	10,000	$24.69	7/08/2005
MBLAGA	4,069	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	1,668	$23.06	13/08/2005
MBLAGF	10,500	$24.16	14/08/2005
MBLAGG	1,700	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	1,700	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	112,432	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	1,668	$20.18	11/10/2005
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHL	3,332	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	10,833	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	26,875,081		

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

ASX Release

Thursday 4 September 2003

MACQUARIE BANK ISSUES SUBORDINATED NOTES

Macquarie Bank Limited ('Macquarie') announced this afternoon it had priced an A$115,000,000 million Subordinated Note issue.

Issue details were as follows:

Instrument:	Subordinated Notes issued under the Macquarie US$10 Billion Debt Instrument Programme	
Expected Issue rating:	S & P	A- (outlook stable)
	Moody's	A3 (outlook stable)
	Fitch	A (outlook stable)
Structure:	11 year non call 6 year	
Amount:	A$115,000,000	
	Tranche 1:	A$50,000,000 Fixed Rate
	Tranche 2:	A$65,000,000 Floating Rate
Maturity Date:	15 September 2014 (if not called prior to this date)	
Call Option:	Macquarie has the right to call the Notes after 6 years subject to APRA approval	
Settlement Date:	15 September 2003	
Step-up:	50 basis points	
Coupon:	Tranche 1:	6.50% p.a.
	Tranche 2:	3 month BBSW + 70 basis points
Issue Price:	Tranche 1:	100.344%
	Tranche 2:	100.000%
Withholding tax:	The Notes will be exempt from Australian withholding tax	

Lead Manager:	Macquarie Bank Limited
Co-Manager:	ABN AMRO

For further information, please contact

Craig Shapiro
Executive Director, Treasury
Macquarie Bank Limited
Tel: (02) 8232 3375

Angus Cameron
Division Director, Debt Finance
Macquarie Bank Limited
Tel: (02) 8232 8597

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	19 August 2003 but 21 May 2003 re Macquarie Airport (MAP) and 6 December 2002 re Macquarie Communications Infrastructure Group (MCG)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• Stapled securities held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest; and • Self Funding Instalments held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	29 August 2003
No. of securities held prior to change	**MAP** • 140,000 stapled securities held by John Allpass Pty Limited **MCG** • 10,000 stapled securities held by John Allpass Pty Limited
Class	MAP: stapled securities and Self Funding Instalments MCG: stapled securities

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga29082003.doc

+ See chapter 19 for defined terms.

Number acquired	**MAP** • 6,000 stapled securities held by Allpass Investments Pty Limited • 6,000 MAP Self Funding Instalments (ASX Code MAPIMS) including a MAP stapled security and a put option over that stapled security ("MAP Self Funding Instalment") held by John Allpass Pty Limited **MCG** • 4,000 stapled securities held by Allpass Investments Pty Limited
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MAP stapled securities: $1.67 each MAP Self Funding Instalments: $0.99 each MCG stapled securities: $3.04 each
No. of securities held after change	**MAP** • 140,000 stapled securities held by John Allpass Pty Limited • 6,000 stapled securities held by Allpass Investments Pty Limited • 6,000 MAP Self Funding Instalments held by John Allpass Pty Limited **MCG**: 14,000 stapled securities of which: • 10,000 securities are held by John Allpass Pty Limited • 4,000 securities are held by Allpass Investments Pty Limited
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisitions re MAP and MCG stapled securities. Subscription via offering circular re MAP Self Funding Instalments.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga29082003.doc

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 September 2003

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: MACQUARIE BANK LIMITED
ABN: 46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

(a) Name of Director	John R Niland AC
Date of last notice	1 May 2003 re holdings in the Macquarie Cash Management Trust

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Carmel Niland & Associates Pty Limited and John Niland Pty Limited as trustee for the Niland Family Superannuation Fund, of which John Niland is a beneficiary.
Date of change	28 August 2003
No. of securities held prior to change	54,890.59 $1.00 units in the Macquarie Cash Management Trust
Class	Ordinary $1.00 units
Number acquired	996.81 units
Number disposed	55,887.40 units
Value/Consideration **Note: If consideration is non-cash, provide details and estimated valuation**	$55,887.40
No. of securities held after change	Nil

Nature of change **Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back**	Acquisition of units by way of interest payments. Disposal of all units upon redemption.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration **Note: If consideration is non-cash, provide details and an estimated valuation**	
Interest after change	

3 September 2003

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 September 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 29 August 2003, was 0.0377%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	28 August 2003 but 27 February 2003 re Macquarie Infrastructure Group ("MIG") stapled securities

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Perpetual Custodians Pty Limited as custodian for MSJ Superannuation Fund which is controlled by Mark Johnson and of which he is beneficiary.
Date of change	13/8/03
No. of securities held prior to change	Perpetual Custodians Pty Limited 649,923 Mark Johnson 156,130 **TOTAL 806,053**
Class	Ordinary MIG Stapled Securities
Number acquired	1,674 Units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.496107 per stapled security

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj29082003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	Perpetual Custodians Pty Limited 649,923 Mark Johnson 157,804 **TOTAL 807,727**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Distribution Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 29 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj29082003.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	211,091
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,500 @ $14.29 each 35,334 @ $14.36 each 149,720 @ $18.51 each 16,663 @ $23.94 each 1,874 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	211,091 on 29/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	213,066,313	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,252,131	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for *defined terms*.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made .

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 29 August 2003.
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

03 SEP 22 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	244,706
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,668 @ $13.50 each 97,368 @ $14.29 each 5,000 @ $18.08 each 83,341 @ $18.51 each 5,000 @ $19.07 each 48,329 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	244,706 on 28/08/03

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,855,222	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,463,222	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 28 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	244,706
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,668 @ $13.50 each 97,368 @ $14.29 each 5,000 @ $18.08 each 83,341 @ $18.51 each 5,000 @ $19.07 each 48,329 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	244,706 on 28/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,855,222	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,463,222	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 28 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	8 August 2003 but this is Mark Johnson's first notice with regards to Macquarie Communications Infrastructure Group Units (MCG)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Divco 6 Unit Trust, a company controlled by a trust of which Mark Johnson is a beneficiary
Date of change	25/8/03
No. of securities held prior to change	0
Class	MCG Units
Number acquired	40,543 Units
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$117,587.41

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj27082003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	40,543 Units
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 28 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj27082003.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David S Clarke AO
Date of last notice	1 July 2003 but 19 November 2002 re Macquarie Leisure Trust ("MLE")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Karii Pty Limited is a company in which David Clarke has a relevant interest.
Date of change	21 August 2003 as to 181,000 units 22 August 2003 as to 344,746 units 25 August 2003 as to 219,602 units
No. of securities held prior to change	745,348 MLE units held by Karii Pty Limited
Class	MLE ordinary units
Number acquired	Nil
Number disposed	745,348 units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	97,000 on 21/8/03 at $0.88 each 84,000 on 21/8/03 at $0.89 each 344,746 on 22/8/03 at $0.88 each 219,602 on 25/8/03 at $0.88 each
No. of securities held after change	0 MLE ordinary units

G:\CAG\COS\DLEONG\BRD\ASX notices\CLARKE\dsc21082003.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 27 August 2003

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	186,881
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7,500 @ $14.29 each 11,334 @ $14.54 each 155,000 @ $18.51 each 11,666 @ $23.94 each 1,381 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	186,881 on 26/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,610,516 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,707,928	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 27 August 2003.

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter M Kirby
Date of last notice	This is Peter Kirby's first notice as a Director of Macquarie Bank Limited ("MBL")

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 August 2003
No. of securities held prior to change	0
Class	MBL fully paid ordinary shares
Number acquired	1,000 shares
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average of $31.96604 each
No. of securities held after change	1,000 fully paid ordinary MBL shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trades

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 26 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\KIRBY\pmk21082003.doc

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	47,188
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	20,000 @ $14.29 each 18,000 @ $18.51 each 9,188 @ $30.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	47,188 on 26/08/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,423,635	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,894,809	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 26 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	312,785
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	169,835 @ $14.29 each 17,000 @ $14.36 each 5,668 @ $14.46 each 77,178 @ $18.51 each 10,725 @ $23.22 each 32,379 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	312,785 on 25/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,376,447	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	20,941,997	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 25August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	134,412
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	49,201 @ $14.29 each 64,312 @ $18.51 each 3,332 @ $23.06 each 17,567 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	134,412 on 22/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,063,662	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,254,782	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 August 2003.
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	228,995
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	54,268 @ $14.29 each 17,000 @ $14.65 each 112,453 @ $18.51 each 3,000 @ $19.00 each 33,992 @ $23.94 each 3,332 @ $24.14 each 1,650 @ $24.24 each 3,300 @ $25.37 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	228,995 on 21/08/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,929,250	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,389,194	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 21 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

21 August 2003

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

Macquarie Bank Limited Converting Preference Shares (MBLPA) – Notification of Final Dividend

Due to the conversion of the Macquarie Bank Limited Converting Preference Shares (ASX Code: MBLPA) a final dividend is to be paid on 25 September 2003.

In accordance with the terms of issue, the Bank has declared a dividend on its Macquarie Bank Limited Converting Preference Shares of 7.38% p.a for 102 days from 16 June 2003 to 25 September 2003 ie. $2.0624 per share.

The dividend will be 100% franked at a 30% tax rate.

The record date for the final dividend on the Macquarie Bank Limited Converting Preference Shares will be 12 September 2003 and they are expected to be quoted on an "ex-dividend" basis by the Australian Stock Exchange from 8 September 2003.

Yours faithfully

Dennis Leong
Company Secretary

-Appendix 3B: Exercise of Employee Options

03 SEP 29 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,043
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	4,334 @ $14.47 each 22,709 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27,043 on 20/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,700,255	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,618,189	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 20 August 2003.
(Company Secretary)

Print name: Dennis Leong

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John G Allpass
Date of last notice	21 May 2003 but 17 February 2003 re Macquarie Leisure Trust (MLE) and Macquarie Infrastructure Group (MIG)

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary.
Date of change	14 August 2003
No. of securities held prior to change	24,014 MLE units 77,073 MIG stapled securities
Class	MLE: ordinary units MIG: stapled securities
Number acquired	827 MIG stapled securities via distribution reinvestment plan
Number disposed	24,014 MLE units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	MLE units: $0.89 each MIG stapled securities: $3.496107 each
No. of securities held after change	Nil MLE units 77,900 MIG stapled securities

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga14082003.doc

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale re MLE units. Participation in Distribution Reinvestment Plan in the case of MIG.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

19 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga14082003.doc

14 AUG: MBL Appendix 3B
Exercise of Employee Options

03 SEP 29 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	96,687
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	21,918 @ $14.29 each 35,603 @ $18.51 each 19,166 @ $23.94 each 20,000 @ $24.69 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	96,687 on 19/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,673,212	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,659,369	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 19 August 2003.

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	137,831
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	39,167 @ $14.29 each 83,502 @ $18.51 each 3,332 @ $21.16 each 9,830 @ $23.94 each 2,000 @ $24.16 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	137,831 on 18/08/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,576,525	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,756,056	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee *incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities*

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 18 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

18 August 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 15 August 2003, was 0.0379%.

Yours faithfully,

Dennis Leong
<u>Company Secretary</u>

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	2,500 @ $14.29 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,500 on 15/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,438,694	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,893,887	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 15 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	88,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,167 @ $14.29 each 10,000 @ $17.92 each 7,500 @ $18.08 each 42,087 @ $18.51 each 20,996 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	88,750 on 14/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,436,194	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,896,387	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 14 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Securities and Exchange Commission by
Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

News Release

14 August, 2003

MACQUARIE APPOINTS NEW HEAD OF FUNDS MANAGEMENT GROUP

Macquarie Bank announced today that Ben Bruck has been appointed as Head of its Funds Management Group, following the resignation of David Deverall to accept the position of Chief Executive of Perpetual Trustees Australia Limited.

Deputy Managing Director of Macquarie Bank, Mr Richard Sheppard, said Mr Bruck was previously head of the Funds Management Group's International Division. Under his leadership the funds management businesses in Asia have grown substantially since 1996 with assets under management totalling $6.6 billion at July 2003.

From 1996 to 1998, Mr Bruck served as Chief Executive of Macquarie's Malaysian joint venture, AmInvest, which is now the largest institutional asset manager in that market. More recently he led the formation of joint ventures for the Bank in Korea, Taiwan and South Africa, each of which has assets under management and administration in excess of $US1 billion. He is Chairman of the Korean joint venture, Macquarie-IMM Investment Management Co., Ltd. He joined the Bank in 1989.

Mr Bruck said: "We have no immediate plans to alter the strategy for the business and I look forward to working with the Group's well respected and very experienced staff. Our funds under management have grown by 19 per cent in the last twelve months to $33.5 billion as at July 2003. Our wide and innovative product range and consistent fund performance have put us in an excellent position to continue to grow earnings domestically and internationally."

Mr Bruck will join the Group's Investment Committee, which comprises the senior leaders from each major asset class. "We believe that Mr Bruck's experience in diverse

international funds management businesses will make a positive contribution to the Group and to the Committee," said Mr Sheppard.

Macquarie Bank Managing Director and Chief Executive Officer, Mr Allan Moss, said the Bank wished David Deverall all the best in his new role. "This is a significant appointment that acknowledges David's capabilities and his achievements whilst at Macquarie."

For further information please contact:

Richard Sheppard, Macquarie Bank Deputy Managing Director	02 8232 3251
Ben Bruck, Executive Director, Macquarie Bank	02 8232 7329
Matthew Russell, Macquarie Bank Public Relations	02 8232 4102
	0410 699 532

03 SEP 29 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	110,739
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	11,667 @ $14.29 each 5,000 @ $14.47 each 57,231 @ $18.51 each 22,050 @ $23.94 each 14,791 @ $27.28 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	110,739 on 13/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,347,444	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,985,137	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 13 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

7 August 2003

MACQUARIE BANK

Dear Shareholder

Converting Preference Shares

I am writing to you as a holder of Macquarie Bank Limited ("Macquarie") Converting Preference Shares ("CPS").

Please be advised that Macquarie has elected to convert all CPS to fully paid ordinary Macquarie shares ("Ordinary Shares") in accordance with the Terms of Issue of the CPS. Under the Terms of Issue, Macquarie has the right to convert the CPS into Ordinary Shares at any time after 15 June 2003.

A notice issued pursuant to the Terms of Issue of the CPS is enclosed for your consideration.

As at 7 August, 2003, you held [ ] CPS. In accordance with the ASX Listing Rules, the quotation of these shares will end on 18 September, 2003.

On 25 September, 2003 (the "Conversion Date"), you will receive one Ordinary Share for each CPS held and such additional Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to you includes a fraction, that fraction will be disregarded):

Additional Shares = CR –1

Where:

CR means the Conversion Ratio which is an amount calculated by dividing $100 by RP, subject to the Conversion Ratio being no less than one; and

RP means 95% of the Weighted Average Sale Price (rounded to the nearest full cent) of all Ordinary Shares sold on ASX, during the period of 20 Business Days immediately preceding but not including the Conversion Date.

Accordingly, the number of Ordinary Shares that you will receive will not be known until the Conversion Date. Shortly after the Conversion Date you will be advised by mail of the number of Ordinary Shares you will receive.

On 7 August, 2003 the Ordinary Shares last traded on the Australian Stock Exchange ("ASX") at $30.84. In the last three months, the Ordinary Shares traded at a low of $25.10 on 7 May 2003 and a high of $31.14 on 7 August 2003 on ASX.

If you have any questions or queries about this notice, please contact your financial adviser, the share registry, Computershare Investor Services Pty Limited on 1300 855 080, or Macquarie Investor Relations on 61 2 8232 5006.

Yours faithfully

Dennis Leong
Company Secretary

MACQUARIE BANK LIMITED (ACN 008 583 542)

ISSUE OF NON-CUMULATIVE CONVERTING PREFERENCE SHARES

COMPANY CONVERSION NOTICE

To:

The Issuer hereby gives notice, pursuant to and in accordance with clause 4.7 of the terms of issue of the non-cumulative Converting Preference Shares (June 1999) in the Issuer (the "Issue Terms"), of its intention to convert all of the Converting Preference Shares registered in your name at 5.00pm (Sydney time) on the Conversion Date into Ordinary Shares.

For the purposes of this notice, the Conversion Date will be Thursday, 25 September 2003.

Words and expressions defined in and for the purposes of the Issue Terms have the same meanings where used in this notice.

MACQUARIE BANK LIMITED Common Seal A.C.N. 008 583 542

557/03

THE COMMON SEAL of **MACQUARIE BANK LIMITED** was hereunto affixed in accordance with its Constitution:

Secretary/Director
Name: Dennis Leong (Secretary)

Director
Name: Greg Ward (Executive Director)

Dated: 7 August 2003

005412 - V4

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Laurence G Cox
Date of last notice	13 June 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 August 2003
No. of securities held prior to change	162,478 Macquarie Bank Limited fully paid ordinary (MBL) shares held directly (of which 27,478 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 207,692 MBL shares held by MF Custodian Pty Limited, as nominee for Juanla Holdings Pty Limited, as trustee for the LGC Superannuation Fund of which Laurence Cox is a beneficiary
Class	Ordinary fully paid shares
Number acquired	7,338 MBL shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30.56 per share

No. of securities held after change	169,816 MBL shares held directly (of which 34,816 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 207,692 MBL shares held by MF Custodian Pty Limited, as nominee for Juanla Holdings Pty Limited, as trustee for the LGC Superannuation Fund of which Laurence Cox is a beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition

Part 2 – Change of director's interests in contracts

Detail of new contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change *Note: Details are only required for a contract in relation to which the interest has changed*	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	396,415
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	54,917 @ $14.29 each 10,000 @ $17.29 each 271,505 @ $18.51 each 5,000 @ $19.00 each 1,666 @ $20.18 each 53,327 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	252,499 on 11/08/03 143,916 on 12/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	211,236,705	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,095,876	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 12 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	4 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 August 2003
No. of securities held prior to change	2,622 Macquarie Bank Limited fully paid ordinary (MBL) shares held directly (of which 1,977 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 1,870 MBL shares held by Tower Trust Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Class	Ordinary
Number acquired	163 MBL shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30.56 per share.

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn12082003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	2,785 MBL shares held directly (of which 2,140 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). 1,870 MBL shares held by Tower Trust Limited, a company which acts as a trustee for Helen Nugent's superannuation fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\nugent\hmn12082003.doc

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barrie R Martin
Date of last notice	27 May 2003 but 3 December 2002 regarding Macquarie Bank Limited fully paid ordinary (MBL) shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 August 2003
No. of securities held prior to change	5,525 MBL shares (of which 3,242 were acquired through the Macquarie Bank Non Executive Director Share Acquisition Plan) 585 MBL shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest.
Class	Ordinary
Number acquired	326 MBL shares via the Macquarie Bank Non-Executive Director Share Acquisition Plan.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$30.56 per MBL share.

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm12082003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	5,851 MBL ordinary shares (of which 3,568 were acquired through the Macquarie Bank Non Executive Director Share Acquisition Plan) 585 MBL shares held by Wolli Investments Pty Limited, a company in which Barrie Martin has a relevant interest.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition of shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2003

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm12082003.doc

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	8 August 2003 but 9 September 2001 regarding Macquarie Private Equity Trust ("MPET") units.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	7 August 2003
No. of securities held prior to change	51,250 partly paid units in MPET
Class	MPET Units
Number acquired	Nil
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,250 ($0.20 per MPET unit paid as the final instalment on partly paid units)

+ See chapter 19 for defined terms.

No. of securities held after change	51,250 fully paid units in MPET
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Payment of final instalment on partly paid units to convert to fully paid units

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 11 August 2003

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	74,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,000 @ $14.47 each 53,334 @ $18.41 each 2,668 @ $18.51 each 13,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	74,334 on 11/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	210,840,290	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,492,291	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 11 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

8 August 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to ASX of the position at 2 July 2003, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

The following options have been exercised (converting into one fully paid share per option):

- 22,500 options exercisable at $14.29 each and expiring on 28 August 2003 (MBLACK);
- 5,667 options exercisable at $14.48 each and expiring on 6 November 2003 (MBLACQ);
- 84,171 options exercisable at $18.51 each and expiring on 13 August 2004 (MBLADW);
- 4,168 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 5,000 options exercisable at $18.14 each and expiring on 6 September 2004 (MBLAEJ);
- 10,000 options exercisable at $18.08 each and expiring on 7 September 2004 (MBLAEK); and
- 20,174 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL).

Thus, at 31 July 2003 the number of issued fully paid ordinary $1.00 shares was 209,796,139.

Since the last notification to the ASX, the following new options have been

issued:

- 5,000 options exercisable at $24.98 each and expiring on 14 July 2008 (MBL0187);
- 5,000 options exercisable at $24.98 each and expiring on 16 July 2008 (MBL0188);
- 12,500 options exercisable at $24.93 each and expiring on 17 July 2008 (MBL0189);
- 5,000 options exercisable at $24.49 each and expiring on 27 July 2008 (MBL0190);
- 5,000 options exercisable at $25.00 each and expiring on 28 July 2008 (MBL0191); and
- 5,000 options exercisable at $26.05 each and expiring on 31 July 2008 (MBL0192).

Also, since the last notification to ASX, the following options have lapsed unexercised:

- 1,668 options exercisable at $18.51 each and expiring on 31 August 2004 (MBLAEG);
- 8,836 options exercisable at $23.94 each and expiring on 21 July 2005 (MBLAFL);
- 6,876 options exercisable at $27.28 each and expiring on 2 January 2006 (MBLAHN);
- 20,336 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 19,291 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 5,000 options exercisable at $37.52 each and expiring on 18 March 2007 (MBL0082);
- 5,000 options exercisable at $36.39 each and expiring on 21 March 2007 (MBL0085);
- 23,476 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 10,500 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124); and
- 1,226 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131).

The number of options on issue at 31 July 2003 was 23,519,394, all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0001	100,000	$27.98	1/02/2006
MBL0002	10,000	$27.71	2/02/2006
MBL0003	12,500	$18.51	26/02/2006
MBL0004	5,000	$28.39	27/02/2006
MBL0007	5,000	$28.19	20/03/2006
MBL0010	5,000	$28.00	2/04/2006
MBL0012	12,500	$27.04	17/04/2006
MBL0014	5,000	$28.55	19/04/2006
MBL0015	12,500	$28.05	20/04/2006
MBL0016	5,000	$28.50	23/04/2006
MBL0017	5,000	$26.85	24/04/2006
MBL0018	5,000	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	5,000	$27.53	6/06/2006
MBL0021	5,000	$27.58	15/06/2006
MBL0023	5,000	$28.19	24/07/2006
MBL0025	5,000	$29.72	27/07/2006
MBL0027	5,000	$28.15	31/07/2006
MBL0028	5,000	$28.46	1/08/2006
MBL0029	4,396,832	$34.71	2/08/2006
MBL0030	5,000	$30.25	3/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	10,000	$29.50	9/08/2006
MBL0035	5,000	$29.35	13/08/2006
MBL0036	5,000	$35.99	27/08/2006
MBL0037	5,000	$34.71	28/08/2006
MBL0038	5,000	$35.41	29/08/2006
MBL0039	12,500	$27.57	30/08/2006
MBL0040	714,867	$34.71	31/08/2006
MBL0041	5,000	$34.82	3/09/2006
MBL0042	5,000	$27.60	4/09/2006
MBL0043	1,585	$33.95	6/09/2006
MBL0044	25,000	$31.48	5/09/2006
MBL0046	20,000	$28.19	20/09/2006
MBL0047	12,500	$32.20	21/09/2006
MBL0048	12,500	$36.66	24/09/2006
MBL0049	12,500	$36.48	25/09/2006
MBL0050	12,500	$35.95	26/09/2006
MBL0051	10,000	$33.01	27/09/2006
MBL0052	251,200	$34.71	28/09/2006

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0053	5,000	$35.93	1/10/2006
MBL0055	3,768	$36.47	3/10/2006
MBL0056	5,000	$29.72	8/10/2006
MBL0057	5,000	$37.52	9/10/2006
MBL0058	5,000	$36.68	12/10/2006
MBL0059	5,000	$28.39	15/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	12,500	$37.05	30/10/2006
MBL0063	5,000	$37.26	31/10/2006
MBL0064	5,000	$37.94	7/11/2006
MBL0066	5,000	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	32,500	$37.58	22/11/2006
MBL0071	12,500	$36.84	26/11/2006
MBL0072	5,000	$36.05	3/12/2006
MBL0073	5,000	$35.71	5/12/2006
MBL0074	12,500	$36.36	10/12/2006
MBL0075	5,000	$37.55	20/12/2006
MBL0076	12,500	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	5,000	$36.08	12/03/2007
MBL0079	17,500	$36.54	13/03/2007
MBL0080	10,000	$36.34	14/03/2007
MBL0081	5,000	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0084	5,000	$35.15	20/03/2007
MBL0086	5,000	$36.85	22/03/2007
MBL0087	5,000	$36.67	25/03/2007
MBL0088	5,000	$36.68	26/03/2007
MBL0089	32,500	$36.55	27/03/2007
MBL0092	12,500	$36.34	1/04/2007
MBL0093	5,000	$37.52	2/04/2007
MBL0094	12,500	$34.82	3/04/2007
MBL0095	12,500	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	5,000	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	5,000	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0103	5,000	$35.31	24/05/2007
MBL0104	12,500	$32.93	27/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	5,000	$33.12	29/05/2007
MBL0107	45,000	$33.54	4/07/2007
MBL0108	5,000	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0110	12,500	$33.37	9/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	12,500	$33.20	12/07/2007
MBL0114	5,000	$33.19	15/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0116	12,500	$33.06	22/07/2007
MBL0117	5,000	$32.47	23/07/2007
MBL0118	5,339,084	$30.51	1/08/2007
MBL0119	5,000	$33.45	23/08/2007
MBL0120	17,500	$31.54	26/08/2007
MBL0121	5,000	$32.77	27/08/2007
MBL0122	5,000	$33.06	28/08/2007
MBL0123	12,500	$33.10	29/08/2007
MBL0124	934,379	$30.51	30/08/2007
MBL0125	5,000	$31.49	2/09/2007
MBL0126	12,500	$32.90	3/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	20,000	$30.51	6/09/2007
MBL0130	5,000	$30.51	10/10/2007
MBL0131	227,100	$30.51	11/10/2007
MBL0132	5,000	$33.20	14/10/2007
MBL0133	20,000	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	5,000	$31.28	21/10/2007
MBL0136	5,000	$25.04	24/10/2007
MBL0137	5,000	$24.60	25/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0139	5,000	$24.57	5/11/2007
MBL0140	17,300	$30.51	20/11/2007
MBL0141	5,000	$33.20	29/11/2007
MBL0142	306,000	$30.51	24/12/2007
MBL0143	12,500	$27.18	27/12/2007
MBL0144	25,000	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0147	12,500	$31.56	3/01/2008
MBL0148	12,500	$22.22	28/01/2008
MBL0149	12,500	$21.66	3/02/2008
MBL0150	5,000	$30.22	4/02/2008
MBL0151	5,000	$23.48	24/01/2008
MBL0152	5,000	$22.42	6/02/2008
MBL0153	5,000	$20.44	10/02/2008
MBL0154	5,000	$21.08	11/02/2008
MBL0155	5,000	$23.03	12/02/2008
MBL0156	5,000	$20.50	13/02/2008
MBL0157	5,000	$20.96	14/02/2008
MBL0158	5,000	$22.76	19/02/2008
MBL0159	5,000	$25.93	3/03/2008
MBL0160	5,000	$21.54	4/03/2008
MBL0161	5,000	$23.82	5/03/2008
MBL0162	3,000	$22.22	6/03/2008
MBL0163	5,000	$25.23	7/03/2008
MBL0164	12,500	$23.55	10/03/2008
MBL0165	5,000	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	12,500	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	32,500	$25.15	1/04/2008
MBL0171	12,500	$25.68	2/04/2008
MBL0172	32,500	$24.20	22/04/2008
MBL0173	5,000	$25.94	23/04/2008
MBL0174	12,500	$24.20	24/04/2008
MBL0175	12,500	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	5,000	$24.85	7/05/2008
MBL0178	5,000	$24.40	8/05/2008
MBL0179	5,000	$24.71	8/05/2008
MBL0180	5,000	$27.74	12/05/2008
MBL0181	12,500	$25.92	13/05/2008
MBL0182	32,500	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	5,000	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0186	5,000	$33.43	25/06/2008
MBL0187	5,000	$24.98	14/07/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBL0188	5,000	$24.98	16/07/2008
MBL0189	12,500	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	5,000	$25.00	28/07/2008
MBL0192	5,000	$26.05	31/07/2008
MBLACJ	14,334	$14.47	21/08/2003
MBLACK	684,849	$14.29	28/08/2003
MBLACM	17,000	$12.25	2/12/2003
MBLACN	17,000	$14.65	4/12/2003
MBLACO	11,334	$14.54	24/11/2003
MBLACP	36,834	$13.40	26/11/2003
MBLACU	5,668	$13.50	11/11/2003
MBLACX	11,334	$15.06	12/02/2004
MBLADE	5,667	$14.18	23/02/2004
MBLADJ	5,668	$14.46	23/04/2004
MBLADK	120,334	$14.36	27/04/2004
MBLADL	6,500	$17.07	28/04/2004
MBLADN	10,000	$17.29	30/04/2004
MBLADP	11,334	$16.82	11/05/2004
MBLADU	20,000	$17.33	4/06/2004
MBLADV	5,668	$14.52	8/06/2004
MBLADW	3,872,140	$18.51	13/08/2004
MBLADX	5,000	$19.07	16/08/2004
MBLADY	53,334	$18.44	17/08/2004
MBLADZ	17,000	$14.36	18/08/2004
MBLAEA	22,000	$19.00	19/08/2004
MBLAEC	10,000	$18.08	23/08/2004
MBLAEE	10,000	$19.09	25/08/2004
MBLAEF	10,000	$17.92	26/08/2004
MBLAEG	392,764	$18.51	31/08/2004
MBLAEH	25,000	$17.82	30/08/2004
MBLAEJ	5,000	$18.14	6/09/2004
MBLAEK	27,500	$18.08	7/09/2004
MBLAEL	16,375	$18.51	24/09/2004
MBLAEM	34,168	$18.51	27/09/2004
MBLAEN	5,000	$18.51	11/10/2004
MBLAEO	5,000	$18.86	9/11/2004
MBLAET	14,168	$18.51	25/11/2004
MBLAEU	50,000	$20.29	29/11/2004
MBLAEW	3,334	$18.51	1/12/2004
MBLAEZ	1,668	$20.01	7/12/2004

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAFA	5,000	$20.18	9/12/2004
MBLAFB	5,000	$19.52	10/12/2004
MBLAFD	16,667	$20.18	20/01/2005
MBLAFE	19,500	$18.51	21/01/2005
MBLAFF	17,500	$19.97	24/01/2005
MBLAFG	5,000	$20.05	25/01/2005
MBLAFI	21,775	$23.22	28/01/2005
MBLAFK	100,000	$20.05	10/02/2005
MBLAFL	3,382,685	$23.94	21/07/2005
MBLAFM	5,000	$21.16	21/03/2005
MBLAFN	14,500	$18.51	6/03/2005
MBLAFO	5,000	$24.14	22/03/2005
MBLAFP	5,000	$24.56	24/03/2005
MBLAFQ	5,000	$24.44	27/03/2005
MBLAFR	32,500	$23.76	28/03/2005
MBLAFS	3,334	$20.14	1/08/2005
MBLAFT	50,000	$23.94	2/08/2005
MBLAFU	101,850	$23.94	11/08/2005
MBLAFV	11,668	$18.51	3/08/2005
MBLAFX	5,000	$24.29	5/08/2005
MBLAFZ	30,000	$24.69	7/08/2005
MBLAGA	5,000	$24.12	9/08/2005
MBLAGB	5,000	$25.71	10/08/2005
MBLAGC	12,083	$23.94	8/08/2005
MBLAGE	5,000	$23.06	13/08/2005
MBLAGF	12,500	$24.16	14/08/2005
MBLAGG	3,350	$24.24	15/08/2005
MBLAGH	5,000	$23.63	17/08/2005
MBLAGI	5,000	$23.76	18/08/2005
MBLAGJ	12,500	$24.43	19/08/2005
MBLAGK	5,000	$24.04	20/08/2005
MBLAGM	12,500	$23.02	22/08/2005
MBLAGN	5,836	$24.56	24/08/2005
MBLAGO	5,000	$25.37	25/08/2005
MBLAGP	5,000	$25.65	26/08/2005
MBLAGS	119,098	$23.94	30/08/2005
MBLAGU	5,000	$25.85	29/09/2005
MBLAGV	5,000	$25.59	28/09/2005
MBLAGW	10,000	$25.59	14/10/2005
MBLAGX	12,500	$26.12	15/10/2005
MBLAHA	3,334	$20.18	11/10/2005

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 July 2003

MBL Code	Number	Exercise Price	Expiry Date
MBLAHC	12,500	$24.36	13/10/2005
MBLAHD	5,000	$24.24	22/12/2005
MBLAHE	5,000	$26.45	27/12/2005
MBLAHF	5,000	$27.63	28/12/2005
MBLAHG	12,500	$26.32	29/12/2005
MBLAHH	17,500	$26.57	12/12/2005
MBLAHI	5,000	$27.56	11/12/2005
MBLAHL	5,000	$27.71	31/01/2006
MBLAHM	5,000	$27.83	30/01/2006
MBLAHN	25,624	$27.28	2/01/2006
MBLAHO	5,000	$27.86	3/01/2006
MBLAHP	5,000	$27.93	12/01/2006
MBLAHQ	20,000	$27.97	9/01/2006
MBLAHS	5,000	$27.71	5/01/2006
MBLAHT	5,000	$26.95	8/01/2006
MBLAHW	12,500	$27.46	16/01/2006
MBLAHX	5,000	$27.71	17/01/2006
MBLAHY	12,500	$27.71	18/01/2006
MBLAIA	12,500	$28.29	19/01/2006
TOTAL	23,519,394		

03 SEP 29 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	15 July 2003 but 6 August 2002 regarding Macquarie Bank Limited shares and options over Macquarie Bank Limited shares.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Febonno Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Koda Pty Limited is the trustee of a trust of which Allan Moss is a beneficiary. Lacuna Nominees Pty Limited is a nominee company which holds interests in MBL shares and options as nominee for Macquarie Bank group employees.
Date of change	6 August 2003

+ See chapter 19 for defined terms.

No. of securities held prior to change	**Direct** 63,371 MBL fully paid ordinary shares held in the name of Allan Moss. **Indirect** MBL fully paid ordinary shares: • 315,935 shares held by Febonno Pty Limited. • 6,922 shares held by Koda Pty Limited. MBL unlisted options over unissued ordinary shares, all held by Lacuna Nominees Pty Limited as nominee for Allan Moss: • 115,000 options exercisable at $18.51 each and expiring on 13 August 2004; • 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; • 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and • 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.
Class	Macquarie Bank Limited ordinary shares and unlisted options over unissued ordinary shares.
Number acquired	Nil
Number disposed	40,000 vested options where the exercise conditions had been met, exercisable at $18.51 each and expiring on 13 August 2004
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The options were sold at an average price of $12.1507 each.

No. of securities held after change	**Direct** 63,371 MBL fully paid ordinary shares held in the name of Allan Moss. **Indirect** MBL fully paid ordinary shares: • 315,935 shares held by Febonno Pty Limited. • 6,922 shares held by Koda Pty Limited. MBL unlisted options over unissued ordinary shares, all held by Lacuna Nominees Pty Limited as nominee for Allan Moss: • 75,000 options exercisable at $18.51 each and expiring on 13 August 2004; • 50,000 options exercisable at $23.94 each and expiring on 2 August 2005; • 126,000 options exercisable at $34.71 each and expiring on 2 August 2006; and • 156,800 options exercisable at $30.51 each and expiring on 1 August 2007.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 8 August 2003

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	149,427
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	36,834 @ $13.40 each 21,501 @ $14.29 each 73,962 @ $18.51 each 3,332 @ $20.05 each 13,798 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	149,427 on 08/08/03

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	210,765,956	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,521,625	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 8 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	15 July 2003 but 13 June 2003 regarding Zero Cost Collar Transactions with Macquarie Bank Limited

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj05082003.doc

+ See chapter 19 for defined terms.

No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Detail of new contract	On 5 August 2003, Mark Johnson entered into two Zero Cost Collar transactions with Macquarie Bank Limited, each in respect of 50,000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels, which are below the current share price, and disposing of the benefit of any share price movements above nominated levels, which are above the current share price, over the period to 17 August 2004, in respect of the first 50,000 shares and over the period to 17 August 2005 in respect of the second 50,000 shares.
Nature of interest	Direct.
Name of registered holder (if issued securities)	N/A
Date of change	5 August 2003
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	100,000 fully paid ordinary Macquarie Bank shares
Interest acquired	See description in "Detail of new contract" above.
Interest disposed	See description in "Detail of new contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$12,210.00

Interest after change	Mark Johnson has entered into four Zero Cost Collar transactions with Macquarie Bank Limited in respect of 200,000 fully paid ordinary Macquarie Bank shares, which have the effect of acquiring cash-settled put options against movements in the Macquarie Bank share price below nominated levels and disposing of the benefit of any share price movements above nominated levels over the following periods: • Over the period from 5 June 2003 to 10 August 2004 in respect of 50,000 shares; • Over the period from 5 August 2003 to 17 August 2004 in respect of 50,000 shares; • Over the period from 5 June 2003 to 10 August 2005 in respect of 50,000 shares; and • Over the period from 5 August 2003 to 17 August 2005 in respect of 50,000 shares. Mark Johnson continues to have a cash-settled put option exerciseable against Macquarie Bank Limited, in relation to 150,000 other fully paid Macquarie Bank Limited shares pursuant to a Shared Appreciation Loan entered into with Macquarie Bank Limited in June 2001. Being cash-settled, the put options do not involve the transfer of any shares in the Bank.

Dated 8 August 2003

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

7 August 2003

ASX Release

Macquarie Bank Limited

Early Conversion of Converting Preference Shares and Buy-Back of Ordinary Shares

Macquarie Bank Limited ("MBL") today advises that it intends to exercise its right to convert early all of the 1.5 million Converting Preference Shares ("CPS") on issue to fully paid ordinary MBL shares ("Ordinary Shares") in accordance with the Terms of Issue of the CPS.

In August 1999, MBL issued 1.5 million CPS at $100 each to raise $150 million. The CPS are quoted on ASX (ASX Code MBLPA) and pay a fixed dividend of 7.38% p.a. semi-annually.

Under the Terms of Issue, MBL is entitled to convert the CPS into Ordinary Shares at any time after 15 June 2003.

In accordance with the ASX Listing Rules, the quotation of the CPS will end on 18 September 2003. The Conversion Date will be 25 September 2003 ("Conversion Date"). The Conversion Date in the absence of early exercise would have been 15 June 2004.

A final dividend will be payable on the Conversion Date in accordance with the Terms of Issue of the CPS. This dividend is expected to be 100% franked.

MBL also advises that it intends to undertake, after the conversion of the CPS, an on-market buy-back of the number of Ordinary Shares resulting from conversion. The buy-back is to commence no earlier than the day after the Conversion Date and be completed within 12 months.

The conversion methodology is described below. Correspondence in relation to the conversion, including Conversion Notices, will shortly be sent to CPS holders.

Conversion methodology

On the Conversion Date, CPS holders will receive one Ordinary Share for each CPS held and such additional Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to a holder includes a fraction, that fraction will be disregarded):

Additional Shares = CR –1

Where:

CR means the Conversion Ratio which is an amount calculated by dividing $100 by RP, subject to the Conversion Ratio being no less than one; and

RP means 95% of the Weighted Average Sale Price (rounded to the nearest full cent) of all Ordinary Shares sold on the ASX, during the period of 20 Business Days immediately preceding but not including the Conversion Date.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	(02) 8232 3087
Dennis Leong, Company Secretary, Macquarie Bank Limited	(02) 8232 3273
Erica Sibree, Investor Relations, Macquarie Bank Limited	(02) 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	182,642
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	42,336 @ $14.29 each 96,171 @ $18.51 each 12,500 @ $20.29 each 31,635 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	182,642 on 07/08/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	210,616,529	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,724,624	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 7 August 2003.

(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	138,502
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	21,002 @ $14.29 each 109,168 @ $18.51 each 8,332 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	138,502 on 06/08/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	210,433,887	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	22,920,003	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 6 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

~~Money Market 8232 3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

5 August 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 4 August 2003, was 0.0391%.

Yours faithfully,

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	488,413
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	56,002 @ $14.29 each 25,000 @ $17.82 each 295,844 @ $18.51 each 5,000 @ $19.00 each 1,666 @ $20.14 each 104,901 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	488,413 on 05/08/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	210,295,385 1,500,000 4,000,000	Fully paid ordinary Shares Converting Preference Shares (MBLPA) Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,058,505	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 5 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,833
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,000 @ $18.51 each 833 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,833 on 01/08/03

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,806,972	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,546,918	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	$^{+}$Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the $^{+}$securities are $^{+}$equity securities, the names of the 20 largest holders of the additional $^{+}$securities, and the number and percentage of additional $^{+}$securities held by those holders

36 ☐ If the $^{+}$securities are $^{+}$equity securities, a distribution schedule of the additional $^{+}$securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional $^{+}$securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 1 August 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone:
(02) 8232 3202
Facsimile:
(02) 8232 4330

Email Address
dennis.leong@macquarie.com

Please telephone
Joshua Wyner on
02 8232 3202
if complete transmission
not received.

Company Secretarial

Attention Company Announcements Office **Date** 31 July 2003

Company Australian Stock Exchange

Pages 2 (incl. this page)

From Dennis Leong **Priority** Routine

MACQUARIE BANK

ASX Release

Macquarie Bank Limited- All Resolutions Passed at 2003 Annual General Meeting

Please be advised that all six motions (agenda items two to seven) in the 2003 Notice of Annual General Meeting were passed by the requisite majorities on a show of hands at today's Annual General Meeting.

A summary of the voting specified in proxy appointments for the resolution is attached.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

COMPUTERSHARE INVESTOR SERVICES PTY LTD *** Proxy Summary by Resolutions - Votes *** (PXP616:11.44:300703)
MACQUARIE BANK LIMITED/MBL RUN NUMBER 1591 29/07/2003 A.C.N. 008 583 542 PAGE : 14

Meeting 1 : Annual General Meeting on : 31/07/2003 VOTES CUTOFF AT RUN : 1591

VOTES:

Res	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
** TOTALS FOR VALID PROXIES **								
2	103,189,540	253,428	11,097,766	0	0	5,304,200	30,245,537	0
3	103,524,060	3,776,629	11,101,031	0	0	261,214	31,427,537	0
4	106,936,474	644,394	11,092,973	0	0	170,593	31,246,037	0
5	105,219,532	231,547	11,107,759	0	0	2,286,043	31,245,590	0
6	105,243,445	193,207	11,109,246	0	0	2,298,983	31,245,590	0
7	101,779,469	2,291,174	8,801,333	113,590	1,644,494	3,396,436	31,317,391	746,584

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money ~~Market 8232 3000 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE
BANK

ASX/News Release

Thursday July 31, 2003

MS CATHERINE LIVINGSTONE TO JOIN MACQUARIE BANK BOARD

Macquarie Bank Chairman David Clarke today announced that Ms Catherine Livingstone will join the Macquarie Bank Board on 19 November 2003.

Mr Clarke said the Board will benefit from the depth and breadth of Ms Livingstone's management expertise in a variety of roles.

From 1994 to 2000, Ms Livingstone was Managing Director of Cochlear, the highly successful company specialising in implantable electronic medical prostheses for the hearing impaired. She was involved in the successful listing of the company in 1995 and in implementing its impressive global growth strategy.

Ms Livingstone is Chairman of the CSIRO and the Australian Business Foundation and holds Board positions with Rural Press Limited, Telstra Corporation and the Sydney Institute.

Ms Livingstone was awarded the Centenary Medal in 2003 for service to Australian Society in Business Leadership and was elected a Fellow of the Australian Academy of Technological Sciences and Engineering, 2002.

Ms Livingstone graduated with first class honours in Accounting from Macquarie University, where she also tutored and lectured in Accounting.. She retains her involvement with Macquarie University through her role on the Advisory Board for the Department of Accounting & Finance.

In November 2002, Mr Clarke announced that the Bank would appoint at least two new Independent Directors by not later than June 30, 2003. Professor John Niland and Mr Peter Kirby were appointed to the Board earlier this year, in February and May 2003 respectively. The appointment of Ms Livingstone as an Independent Director will bring the Macquarie Bank Board membership to eleven, including seven Independent Directors.

For further information please contact:

David Clarke, Chairman, Macquarie Bank Limited	02 8232 3413
Matthew Russell, Public Relations, Macquarie Bank Limited	02 8232 4102
	0410 699 532

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

~~Money Market 8232 3600 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

MACQUARIE BANK

ASX/News Release

Thursday July 31, 2003

MACQUARIE BANK SAYS FIRST QUARTER PROFIT WELL UP ON PRIOR CORRESPONDING PERIOD

Macquarie Bank Managing Director and Chief Executive Officer Allan Moss today said the Bank's first quarter profit, for the three months ended June 30, 2003, was well up on the corresponding quarter in 2002.

Speaking at the Bank's 2003 Annual General Meeting at The Westin Sydney, Mr Moss said he expected the first half and full year results to be higher than the corresponding results for last year.

He said the Bank had seen good increases in first quarter earnings from its Investment Banking Group, Equity Markets Group, Financial Services Group and Funds Management Group. The Banking and Property Group was in line with the prior corresponding period and Treasury and Commodities Group was down on its outstanding first quarter result last year.

Speaking specifically on the Bank's operating Groups for the first quarter, Mr Moss noted:

Investment Banking Group was substantially up on the prior corresponding period, with good levels of activity in Corporate Finance and Institutional Stockbroking, strong performances from the specialist funds, and good volumes in the leasing business. For the six months to 30 June, the Bank was placed first in Thomson Financial's league tables for number of announced Australian transactions with value exceeding $4.1 billion. Since

January, Macquarie has lead managed ten significant equity transactions totalling over $3 billion, which have delivered excellent returns to investors.

Treasury and Commodities Group's result was down from the outstanding first quarter last year, reflecting less favourable market conditions. The Debt Markets and Futures Divisions achieved results similar to the prior corresponding period with other Divisions down on the same period last year. The first quarter does not include consideration from the sale of shares in East African Gold Mines Limited.

Banking and Property Group was in line with the prior corresponding period.

Equity Markets Group was substantially up, reflecting some improvement in international markets. The South African business venture with Nedbank is trading profitably, ahead of schedule.

Funds Management Group was substantially up reflecting growth in funds under management, which increased $4.7 billion (17 per cent) on the prior corresponding period to $32.7 billion. The Group has initiated operations in Taiwan through a joint venture with United Securities Investment Trust Corporation, a Taiwanese fund manager.

Financial Services Group was substantially up, as planned. The result was underpinned by growth in annuity based revenue through the Group's Wrap administration platform and its Cash Management Trust.

Outlook

Commenting on the outlook, Mr Moss said: "We have started the year well and expect both the first half and full year to be up on the prior corresponding periods, but the quantum of full year profit growth will depend on transaction flow and general market conditions."

"While market conditions are still uncertain, especially in international markets, our equities related businesses are well placed to benefit from any improvement in markets.

"We will continue our successful approach of investing in growth through the business cycle."

Long term performance

Commenting on the Bank's long term performance, Executive Chairman David Clarke said: "Since Macquarie Bank listed in 1996 at $6.50, it has delivered better shareholder returns than any other top 50 company which has been listed on the Australian Stock Exchange since 1996."

Mr Clarke also said that in general, investors in Macquarie's specialist infrastructure and property funds had benefited significantly.

"Measured at the July 25, 2003 market close, Macquarie's listed specialist infrastructure and property funds had an average accumulated return of 230 per cent since 1996, versus a 91 per cent accumulated return for the sharemarket over the same period."

For further information, please contact:

David Clarke, Executive Chairman, Macquarie Bank Limited	(02) 8232 3413
Allan Moss, Chief Executive Officer, Macquarie Bank Limited	(02) 8232 3483
Erica Sibree, Investor Relations, Macquarie Bank Limited	(02) 8232 5008
Lisa Jamieson, Public Relations, Macquarie Bank Limited	(02) 8232 6016 0416 237 332
Matthew Russell, Public Relations, Macquarie Bank Limited	(02) 8232 4102 0410 699 532

MACQUARIE BANK LIMITED
CHAIRMAN'S ADDRESS
2003 ANNUAL GENERAL MEETING
31 JULY 2003
(CHECK AGAINST DELIVERY)

MACQUARIE BANK

GOOD MORNING LADIES AND GENTLEMEN.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I WILL BE CHAIRING YOUR MEETING TODAY.

THE COMPANY SECRETARY HAS ADVISED ME THAT A QUORUM IS PRESENT AND SO I FORMALLY DECLARE THE MEETING OPEN.

ON BEHALF OF THE DIRECTORS I WOULD LIKE TO WELCOME YOU TO THE 2003 ANNUAL GENERAL MEETING OF MACQUARIE BANK'S SHAREHOLDERS.

AS WELL AS THOSE SHAREHOLDERS PRESENT HERE THIS MORNING, THE HOLDERS OF 150 MILLION SHARES, OR APPROXIMATELY 71.5 PER CENT OF THE BANK'S ORDINARY SHARES, ARE REPRESENTED BY PROXIES.

FIRSTLY, LET ME TAKE THIS OPPORTUNITY TO INTRODUCE YOUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

NEXT TO HIM IS THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, THEN NON EXECUTIVE DIRECTORS BARRIE MARTIN, LAURIE COX, PETER KIRBY AND JOHN ALLPASS.

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG.

NEXT TO HIM, IS THE DEPUTY CHAIRMAN MARK JOHNSON, AND NON EXECUTIVE DIRECTORS KEVIN MCCANN, HELEN NUGENT AND JOHN NILAND.

THERE ARE THREE MAJOR PARTS TO THIS MORNING'S MEETING:

I WILL START BY GIVING YOU A BRIEF OVERVIEW OF OUR RESULTS FOR THE PAST FINANCIAL YEAR AND THE GLOBAL ECONOMIC CONDITIONS WE FACED DURING THE YEAR.

I WILL THEN OUTLINE THE CHANGES WE HAVE MADE TO OUR CORPORATE GOVERNANCE REGIME AND OUR REMUNERATION POLICY AND I WILL TALK ABOUT OUR COMMUNITY INVOLVEMENT.

THEN ALLAN MOSS WILL DISCUSS THE YEAR IN MORE DETAIL, GIVE YOU AN OVERVIEW OF OUR STRATEGY AND DISCUSS THE OUTLOOK.

WE WILL THEN MOVE TO CONSIDER, DISCUSS AND VOTE ON THE SEVEN ITEMS SET OUT IN THE NOTICE OF MEETING

PLEASE SAVE YOUR QUESTIONS AND COMMENTS UNTIL THE COMPLETION OF THE FORMAL ADDRESSES.

ALSO, AS A COURTESY TO EVERYONE PRESENT, NO PHOTOGRAPHS OR VIDEO ARE TO BE TAKEN DURING THE MEETING.

AT THE END OF THE FORMAL PART OF THE MEETING, WE WOULD LIKE AS MANY SHAREHOLDERS AS POSSIBLE TO JOIN US FOR A CUP OF TEA OR COFFEE IN THE FOYER OUTSIDE.

[RESULTS]

IN DISCUSSING THIS YEAR'S RESULTS LET ME SAY AT THE OUTSET THAT A KEY UNDERLYING STRATEGY OF THE BANK IS SUSTAINABILITY.

THIS IS PARTICULARLY RELEVANT SINCE OUR GROWTH OVER THE LAST SEVEN YEARS HAS MOVED US INTO NEW AREAS WHERE WE HAVE STEWARDSHIP OF ASSETS AND INFRASTRUCTURE THAT ARE CRITICALLY IMPORTANT TO THE COMMUNITY.

OUR ABILITY TO HOLD, INVEST IN AND EXPAND THESE ASSETS RESPONSIBLY, DEPENDS ON OUR ABILITY TO GENERATE ABOVE AVERAGE RETURNS.

THIS IS EQUALLY TRUE AS WE COMPETE FOR THE CAPITAL AND THE PEOPLE REQUIRED TO MANAGE OUR MORE TRADITIONAL BUSINESSES.

SO, OUR ELEVENTH SUCCESSIVE INCREASE IN PROFIT IN 2003 DEMONSTRATES THE SUCCESS OF THAT UNDERLYING STRATEGY OF CONSISTENT LONG TERM PROFIT GROWTH.

THE YEAR TO MARCH 2003 WAS ESPECIALLY CHALLENGING - PERHAPS THE MOST DIFFICULT IN RECENT HISTORY.

DURING THE YEAR, THE GLOBAL ECONOMY AND CONFIDENCE WAS THREATENED BY TERRORISM, THE OUTBREAK OF SARS, THE IRAQ WAR AND WEAKNESSES IN THE ECONOMIES OF THE MAJOR WESTERN COUNTRIES.

AS A RESULT EQUITY MARKETS MOVED SHARPLY LOWER.

AT THEIR LOWEST, INTERNATIONAL INDICES FELL 49 PER CENT FROM THEIR 2000 PEAK.

AUSTRALIAN SHARES DID BETTER, BUT WERE STILL DOWN 15 PER CENT FROM THE HIGHS OF EARLY 2002.

THE DECLINE IN WORLD EQUITY MARKETS ALSO CREATED A VERY TOUGH ENVIRONMENT FOR TRADITIONAL INVESTMENT BANKING SERVICES AND WE WERE NOT IMMUNE.

THE PROFITS OF THE WORLD'S INVESTMENT BANKS (OUR DIRECT COMPETITORS) FELL BY AN AVERAGE 9 PER CENT IN 2002.

IN CONTRAST MACQUARIE BANK INCREASED THE AFTER TAX PROFIT ATTRIBUTABLE TO OUR ORDINARY EQUITY HOLDERS BY 33 PER CENT TO $333 MILLION.

PRE-TAX PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS ROSE BY A SIMILAR MARGIN, UP 31 PER CENT TO $428 MILLION.

EARNINGS PER SHARE ROSE 24 PER CENT TO $1.65 AND RETURN ON ORDINARY SHAREHOLDERS' FUNDS WAS 18.7 PER CENT PER ANNUM.

OUR 39,000 SHAREHOLDERS SHARED IN THIS SUCCESS.

THE TOTAL DIVIDEND FOR THE YEAR WAS $1.43 PER SHARE, COMPARED WITH 93 CENTS PER SHARE LAST YEAR.

SHAREHOLDERS WILL HAVE RECENTLY RECEIVED THEIR FINAL DIVIDEND OF 52 CENTS PER SHARE FULLY FRANKED, AS WELL AS THE SPECIAL DIVIDEND OF 50 CENTS PER SHARE, ALSO FULLY FRANKED.

OUR REVISED DIVIDEND POLICY IS FOR GROWTH IN DIVIDENDS TO BE BROADLY ALIGNED WITH THE BANK'S GROWTH IN EARNINGS PER SHARE.

IN THE MEDIUM TERM, WE AIM TO DELIVER A PAYOUT RATIO OF BETWEEN

50 AND 60 PER CENT OF NET PROFIT, WITH AT LEAST 80 PER CENT FRANKING.

THIS YEAR'S FINANCIAL RESULTS REFLECT A COMBINATION OF OUR CHANGING BUSINESS MODEL... OUR CONTINUING COMMITMENT TO INVEST IN GROWTH... AND PRUDENT FINANCIAL MANAGEMENT.

OVER THE LAST SEVEN YEARS WE HAVE DIVERSIFIED INTO AREAS LIKE SPECIALIST FUNDS, TO GIVE US A SUSTAINABLE, CONSISTENT INCOME STREAM.

MACQUARIE IS NOW AUSTRALIA'S FOURTH LARGEST FUND MANAGER, WITH MORE THAN $52 BILLION IN FUNDS UNDER MANAGEMENT.

GLOBAL INFRASTRUCTURE IS THE FASTEST GROWING SEGMENT OF OUR FUNDS UNDER MANAGEMENT.

IN THE LAST YEAR, OUR INFRASTRUCTURE FUNDS UNDER MANAGEMENT GREW 57 PER CENT TO $15.4 BILLION.

IMPORTANTLY, THIS GROWTH REFLECTS THE QUALITY OF OUR PEOPLE, WHO ARE RESPONSIBLE FOR FINDING AND BUILDING THE BUSINESSES ON WHICH MACQUARIE'S GROWTH IS BASED.

LET ME TURN NOW TO RISK MANAGEMENT.

MACQUARIE BANK IS RENOWNED FOR ITS INNOVATIVE APPROACH IN BUSINESS.

WE HAVE PIONEERED MANY OF THE ASSET CLASSES AND FINANCIAL PRODUCTS ON WHICH OUR SUCCESS IS FOUNDED.

BUT WE ARE CONSERVATIVE WHERE IT COUNTS.

WE HAVE A PRUDENT AND CAUTIOUS APPROACH TO RISK MANAGEMENT, CAPITAL MANAGEMENT, CREDIT QUALITY AND DISPUTE HANDLING.

THE TWO KEY TESTS OF FINANCIAL STRENGTH ARE A BANK'S TIER ONE CAPITAL ADEQUACY RATIO AND ITS CREDIT RATING, AS DETERMINED INDEPENDENTLY BY THE INTERNATIONAL RATING AGENCIES.

AT MARCH 31 THIS YEAR, OUR TIER ONE CAPITAL RATIO OF 19 PER CENT WAS WELL ABOVE OUR MINIMUM REGULATORY REQUIREMENT.

BEING CONSERVATIVELY CAPITALISED GIVES US THE STRATEGIC FLEXIBILITY TO PURSUE BUSINESS OPPORTUNITIES AS THEY ARISE.

IT ALSO MAINTAINS OUR GOOD CREDIT RATING.

THE MAJOR INTERNATIONAL RATING AGENCIES - MOODY'S, STANDARD AND POOR'S AND FITCH - HAVE ALL RECENTLY REAFFIRMED OUR STRONG CREDIT RATINGS, ALL OF WHICH ARE AT LEAST SINGLE "A".

MEANWHILE, MANY OF OUR COMPETITORS HAVE BEEN DOWNGRADED.

OUR CREDIT QUALITY IS ALSO VERY SOUND.

DESPITE THE MARKET DISRUPTIONS OVER THE PAST TEN YEARS MACQUARIE'S NET LOAN LOSSES HAVE NEVER EXCEEDED 0.17 PER CENT OF ITS LOAN ASSETS DURING THAT PERIOD.

WE HAVE ALSO EXERCISED PRUDENCE IN HANDLING DISPUTES.

IN THIS CONTEXT, OUR INDEPENDENT ADVISERS CONFIRM THAT RELATIVE TO OUR SIZE, THE DIVERSITY OF OUR BUSINESS AND THE INDUSTRY IN WHICH WE OPERATE, OUR CLAIMS RATE IS PARTICULARLY LOW, ON A

GLOBAL COMPARISON.

ANOTHER ELEMENT OF OUR APPROACH TO RISK MANAGEMENT IS IN OUR BUSINESS MIX.

A GROWING PERCENTAGE OF OUR FUNDS ARE NOW INVESTED IN ASSETS THAT PRODUCE STRONG, SECURE RETURNS OVER TIME, REGARDLESS OF STOCK MARKET FLUCTUATIONS.

MACQUARIE BANK IS NOW A MAJOR PARTICIPANT IN MANY WORLD FINANCIAL MARKETS.

THE GROUP HAS OVER 5,000 STAFF OPERATING IN 18 COUNTRIES, WITH 24 PER CENT OF OUR INCOME DERIVED FROM INTERNATIONAL ACTIVITIES.

WE HAVE SELECTED THESE OFFSHORE MARKETS CAREFULLY, ONLY CHOOSING THOSE WHERE WE BELIEVE WE CAN ADD REAL VALUE.

AND WE LEAD THE WORLD IN MANY OF THE THINGS WE DO.

MACQUARIE IS THE NUMBER ONE PROJECT FINANCE ADVISER IN THE ASIA PACIFIC AND AMERICAS REGIONS, AND NUMBER TWO GLOBALLY.

WE ARE ONE OF AUSTRALIA'S TOP MERGER AND ACQUISITION ADVISERS AND A LEADING DEBT ISSUER.

WE ARE ONE OF THE WORLD'S LEADING INFRASTRUCTURE FUND MANAGERS AND A LEADING ARRANGER OF CROSS BORDER LEASES.

INDEED, WE TAKE GREAT PRIDE IN THE FACT THAT WE ARE AN AUSTRALIAN INVESTMENT BANK COMPETING SUCCESSFULLY ON THE GLOBAL STAGE.

LET ME TURN NOW TO TALK BRIEFLY ABOUT OUR GOALS AND VALUES.

YOU WOULD NOT BE SURPRISED TO LEARN THAT WE ARE DOING THINGS TODAY THAT WEREN'T DREAMT OF TEN YEARS AGO.

AND NO DOUBT TEN YEARS FROM NOW WE'LL BE DOING THINGS UNTHOUGHT OF TODAY.

AND YET OUR VISION AND THE PRINCIPLES THAT DRIVE THE BANK HAVE REMAINED LARGELY UNCHANGED FROM DAY ONE.

THESE PRINCIPLES ENSURE A CONSISTENT APPROACH, NO MATTER HOW DIVERSE OUR ACTIVITIES BECOME, AND GUIDE US IN BOTH GOOD TIMES AND BAD.

MACQUARIE'S VISION, WHICH HAS STOOD THE TEST OF TIME OVER MORE THAN 30 YEARS, IS ENSHRINED IN SIX CORE GOALS AND VALUES.

WE ARE COMMITTED TO STRIVE FOR PROFITABILITY IN ORDER TO DELIVER STRONG RETURNS TO OUR SHAREHOLDERS.

WE WORK HARD FOR OUR CLIENTS' BENEFIT BECAUSE, QUITE SIMPLY, WE DON'T HAVE A BUSINESS UNLESS WE SERVE THEM WELL.

WE AIM TO PROVIDE THE HIGHEST STANDARDS OF TECHNICAL EXCELLENCE BECAUSE WE ARE COMMITTED TO BEING A PRE-EMINENT PROVIDER OF FINANCIAL SERVICES.

WE STRIVE TO ACT WITH INTEGRITY AT ALL TIMES BECAUSE WE UNDERSTAND THAT THE WAY WE DO BUSINESS IS JUST AS IMPORTANT AS THE BUSINESS ITSELF.

WE ENCOURAGE TEAMWORK BECAUSE WE RECOGNISE THE WIDE RANGE

OF SKILLS NECESSARY TO MAKE COMPLEX TRANSACTIONS SUCCEED.

AND WE AIM TO GIVE FULFILLMENT TO OUR PEOPLE BECAUSE THEY REPRESENT THE FOUNDATION OF OUR SUCCESS.

WE TAKE THESE GOALS AND VALUES VERY SERIOUSLY.

THEY ARE THE VERY CORNERSTONE OF OUR BUSINESS.

[CORPORATE GOVERNANCE]

LAST YEAR WE MADE COMMITMENTS TO YOU IN RELATION TO OUR CORPORATE GOVERNANCE REGIME.

AS A RESULT WE HAVE MADE SIGNIFICANT CHANGES, RELATING MAINLY TO THE BOARD'S COMPOSITION AND ITS OPERATION.

THE RECENT APPOINTMENTS OF PROFESSOR JOHN NILAND AND PETER KIRBY TO THE BOARD HAVE DELIVERED ON OUR COMMITMENT TO HAVE A MAJORITY OF INDEPENDENT DIRECTORS BY JUNE 30 THIS YEAR.

JOHN NILAND HAS A STRONG ACADEMIC BACKGROUND, HAVING SERVED A DISTINGUISHED TEN-YEAR TERM AS VICE CHANCELLOR AND PRESIDENT OF THE UNIVERSITY OF NEW SOUTH WALES.

HE ALSO HAS EXPERTISE IN A VARIETY OF RELEVANT ROLES COVERING SCIENCE AND TECHNOLOGY, ENVIRONMENTAL REGULATION AND INDUSTRIAL RELATIONS.

PETER KIRBY HAS MORE THAN 30 YEARS OF BUSINESS AND MANAGEMENT EXPERIENCE, MOST RECENTLY AS MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER OF CSR LIMITED.

HE HAS EXTENSIVE INTERNATIONAL BUSINESS EXPERIENCE, WHICH WILL PROVIDE AN IMPORTANT PERSPECTIVE FOR THE BOARD AS THE BANK CONTINUES TO EXPAND GLOBALLY.

I AM ALSO DELIGHTED TO ANNOUNCE TODAY THAT ANOTHER INDEPENDENT DIRECTOR, CATHERINE LIVINGSTONE, WILL JOIN THE BANK'S BOARD IN NOVEMBER.

CATHERINE CURRENTLY SERVES ON A NUMBER OF BOARDS, INCLUDING RURAL PRESS AND TELSTRA, AS WELL AS CHAIRING THE CSIRO.

SHE WAS MANAGING DIRECTOR OF COCHLEAR LIMITED FOR SIX YEARS, OVERSEEING ITS ASX LISTING IN 1995 AND THE SUBSEQUENT GROWTH OF ITS GLOBAL OPERATIONS.

CATHERINE'S APPOINTMENT WILL BRING THE BANK'S BOARD MEMBERSHIP TO ELEVEN, INCLUDING SEVEN INDEPENDENT DIRECTORS.

WE HAVE ALSO APPOINTED KEVIN MCCANN, IN HIS ROLE AS THE CHAIRMAN OF THE BOARD CORPORATE GOVERNANCE COMMITTEE, TO BE THE LEAD INDEPENDENT DIRECTOR.

THE INDEPENDENT DIRECTORS MEET AT LEAST ONCE A YEAR IN THE ABSENCE OF MANAGEMENT AND AT OTHER TIMES AS THEY DETERMINE.

WHILE WE ACKNOWLEDGE THE BENEFITS OF INDEPENDENCE AS AN IMPORTANT PART OF THE NETWORK OF CHECKS AND BALANCES, IT IS NOT, OF ITSELF, A SOLUTION FOR ALL ISSUES OF CORPORATE GOVERNANCE.

A DIRECTOR'S INDEPENDENCE DOES NOT GUARANTEE COMPETENCE, INTEGRITY OR THEIR ABILITY TO HELP DELIVER SUPERIOR RETURNS TO SHAREHOLDERS.

THAT'S WHY WE REMAIN COMMITTED TO MAINTAINING A BOARD THAT SEEKS TO OPTIMISE THE BANK'S FINANCIAL PERFORMANCE AND ITS RETURNS TO SHAREHOLDERS.

IN LIGHT OF THE COMPLEXITY OF THE BANK'S OPERATIONS, WE BELIEVE THAT SHAREHOLDERS ARE BEST SERVED BY HAVING SOME DIRECTORS WITH FIRST-HAND EXPERIENCE OF THE BANK'S BUSINESSES.

FOR THAT REASON, WE BELIEVE IT IS APPROPRIATE TO HAVE AN EXECUTIVE CHAIRMAN AND FOR A NUMBER OF EXECUTIVE DIRECTORS TO SERVE ON THE BOARD.

YOU WILL BE AWARE THAT THE AUSTRALIAN STOCK EXCHANGE RECENTLY RELEASED A SET OF PRINCIPLES RELATING TO CORPORATE GOVERNANCE.

WHILE THESE PRINCIPLES PROVIDE A GOOD GENERAL REFERENCE IN DETERMINING BEST PRACTICE, THEY ALSO RECOGNISE THAT ONE SIZE DOES NOT FIT ALL.

MACQUARIE BANK WAS ALREADY LARGELY COMPLIANT WITH THE PRINCIPLES THAT WERE RELEASED IN MARCH.

MOST OF THE MATERIAL THAT THE ASX HAS RECOMMENDED FOR PUBLIC DISCLOSURE IS ALREADY ON OUR WEB SITE, OR WILL BE THERE SHORTLY.

WE HAVE DECIDED, HOWEVER, IN AREAS WHERE WE CONSIDER IT TO BE IN THE BEST INTERESTS OF THE BANK THAT, WE WILL DEPART FROM THE ASX PRINCIPLES AND EXPLAIN THE REASON FOR SO DOING.

[BOARD REMUNERATION]

OUR ENHANCED CORPORATE GOVERNANCE REGIME, AS WELL AS

INCREASED REGULATORY AND COMMUNITY EXPECTATIONS, MEAN GREATER RESPONSIBILITIES FOR OUR BOARD.

IN VIEW OF THIS (BUT ALSO AS A RESULT OF ADDING THREE NEW DIRECTORS TO THE BOARD) WE ARE SEEKING AN INCREASE IN DIRECTORS' REMUNERATION.

AS YOU WILL BE AWARE FROM THE NOTICE OF MEETING, THERE IS A RESOLUTION ASKING THAT THE MAXIMUM DIRECTORS' REMUNERATION POOL BE INCREASED BY $400,000 A YEAR TO $1.6 MILLION.

I STRESS THIS IS AN AGGREGATE FIGURE, REPRESENTING THE MAXIMUM THAT CAN BE SHARED AMONG THE DIRECTORS CONCERNED.

IT ALSO APPLIES ONLY TO NON-EXECUTIVE DIRECTORS.

IN THIS CONTEXT, CAN I JUST SAY THAT THE BANK SEEKS TO REMUNERATE ITS NON-EXECUTIVE DIRECTORS AT PREVAILING MARKET RATES FOR THE TIME COMMITMENTS AND RESPONSIBILITIES INVOLVED.

[COMMUNITY AND COMMUNITY ASSETS]

I TURN NOW TO MACQUARIE'S COMMUNITY INVOLVEMENT.

MACQUARIE HAS ALWAYS STRIVED TO ENGAGE THE COMMUNITY, WITH OUR EFFORTS IN THIS AREA DATING BACK TO THE VERY FIRST DAYS OF THE BANK'S PREDECESSOR ORGANISATION, HILL SAMUEL.

FROM THE OUTSET, MORE THAN 30 YEARS AGO, WE COMMITTED OURSELVES TO ASSISTING THE COMMUNITIES IN WHICH WE OPERATE.

OUR VIEW, PUT SIMPLY, IS THAT, IT MAKES LITTLE SENSE TO TALK ABOUT SUCCESSFUL COMPANIES IN A SOCIETY WHERE SIGNIFICANT SECTIONS OF

THE COMMUNITY ARE NEGLECTED.

IT FOLLOWS THAT ONE OF A COMPANY'S IMPORTANT DUTIES IS TO WORK FOR THE BETTERMENT OF THAT COMMUNITY.

IN THE LONG RUN, THIS IS CONSISTENT WITH A COMPANY'S DUTY TO ITS SHAREHOLDERS.

EVERY YEAR, A FIXED PERCENTAGE OF OUR PROFIT SHARING POOL IS ALLOCATED TO THE MACQUARIE BANK FOUNDATION TO ASSIST THE COMMUNITY.

UNDER THIS FORMULA, THE FOUNDATION NOW CONTRIBUTES MORE THAN $2 MILLION ANNUALLY TO HUNDREDS OF IMPORTANT COMMUNITY PROJECTS.

SOME OF THESE ACTIVITIES WERE HIGHLIGHTED IN THE SHORT VIDEO THAT PRECEDED THIS MEETING AND YOU HAVE ALSO RECEIVED TODAY A COPY OF THE FOUNDATION'S NEWSLETTER ENTITLED “MACQUARIE IN THE COMMUNITY”.

THESE ACTIVITIES ARE ONGOING ACROSS ALL OF OUR OFFICES.

MACQUARIE BANK ALSO MANAGES A NUMBER OF ASSETS THAT AFFECT THE DAILY LIVES OF THE WIDER COMMUNITY.

THESE INCLUDE ROADS, AIRPORTS, ELECTRICITY TRANSMISSION SYSTEMS, TELE- COMMUNICATIONS INFRASTRUCTURE AND PROPERTY DEVELOPMENTS.

AND, WE ARE COMMITTED TO MANAGING THESE ASSETS EFFICIENTLY, BOTH FOR THE COMMUNITY THEY SERVE AS WELL AS THE INVESTORS IN THE FUNDS THAT OWN THEM.

SUCCESS IN THIS AREA HINGES IN LARGE PART ON THE PUBLIC'S ACCEPTANCE OF THE WAY WE MANAGE THE ASSETS.

FIRST, WE MUST BE ABLE TO DEMONSTRATE THAT WE ARE DELIVERING A QUALITY SERVICE THAT PROVIDES VALUE FOR MONEY.

AND SECONDLY, THE COMMUNITY EXPECTS TRANSPARENCY IN OUR STEWARDSHIP OF THE ASSETS.

WE UNDERSTAND AND RESPECT THE SIGNIFICANCE OF THIS RELATIONSHIP AND THE IMPORTANCE OF BUILDING STRONG COMMUNITY LINKS.

[PEOPLE BUSINESS]

IN BUILDING THE BUSINESSES FOR WHICH MACQUARIE IS KNOWN, WE DEPEND ON OUR PEOPLE.

THEY ARE THE ONES FINDING THE OPPORTUNITIES AND MAKING THEM HAPPEN.

THEY ARE THE ONES RESPONSIBLE FOR OUR CONTINUED GROWTH AND THE SUPERIOR RETURNS BEING EARNED BY YOUR COMPANY.

THERE IS OFTEN NO BLUEPRINT FOR WHAT THEY DO, AS IN MANY CASES THEY ARE PIONEERS IN THEIR FIELD.

THERE ARE RISKS INVOLVED, AND IT CAN TAKE MANY YEARS FOR THE REWARDS TO BE REALISED.

SO, IN ATTRACTING AND RETAINING STAFF, MACQUARIE HAS TO COMPETE WITH THE BIGGEST AND BEST FINANCIAL INSTITUTIONS IN THE WORLD.

THUS, OUR REMUNERATION POLICY IS AND MUST BE STRUCTURED TO REWARD EXCELLENCE.

IT HAS A NUMBER OF PERFORMANCE COMPONENTS TO MOTIVATE STAFF AND ALIGN THEIR INTERESTS WITH THOSE OF OUR SHAREHOLDERS.

THERE ARE THREE MAJOR ELEMENTS TO OUR REMUNERATION POLICY.

THE FIRST ELEMENT IS BASE SALARY.

THERE WERE MARGINAL INCREASES IN BASE PAY IN THE YEAR TO 31 MARCH 2003 (IN THE ORDER OF ABOUT FOUR PER CENT) AND THIS YEAR THE AVERAGE INCREASE WILL AGAIN BE IN THE VICINITY OF FOUR PER CENT.

THE SECOND ELEMENT OF REMUNERATION IS A PERFORMANCE- RELATED BONUS, WHERE ALL STAFF SHARE IN A PROFIT SHARING POOL.

THE SIZE OF THIS PROFIT SHARING POOL IS DETERMINED BY TWO FACTORS - THE AMOUNT OF TOTAL NET PROFIT EARNED BY THE BANK, AS WELL AS THE PROFIT EARNED IN EXCESS OF OUR COST OF CAPITAL.

FOR SENIOR EXECUTIVES OF THE BANK, WHOSE ANNUAL REMUNERATION IS HEAVILY WEIGHTED TOWARDS THEIR PERFORMANCE COMPONENT, THERE IS A STRONG INCENTIVE FOR THEM TO MAXIMISE THE BANK'S NET PROFIT AND EARNINGS PER SHARE.

WE BELIEVE THAT THESE ARE THE DRIVERS OF INCREASED RETURNS TO SHAREHOLDERS.

FURTHER, FOR THE BANK'S EXECUTIVE DIRECTORS , THE TOP 152 EXECUTIVES, A COMPONENT OF THEIR REMUNERATION VESTS OVER TEN

YEARS.

AND PAYMENT OF THE RETAINED AMOUNT IS DEFERRED UNTIL SIX MONTHS AFTER RETIREMENT, THUS FURTHER ENCOURAGING LONG TERM COMMITMENT TO THE BANK.

A RECENT POLICY CHANGE REQUIRES THAT FROM 2004 ONWARDS, EXECUTIVE DIRECTORS WILL COMPULSORILY INVEST THE EQUIVALENT OF AT LEAST ONE-THIRD OF ANNUAL RETAINED PROFIT SHARE IN MACQUARIE BANK'S SHARES, FURTHER ALIGNING THE INTERESTS OF EXECUTIVE DIRECTORS WITH SHAREHOLDERS.

WE ARE ALSO MOVING TO GREATER OF DISCLOSURE OF DEFERRED PAYMENTS, A MOVE PUBLICLY RECOGNISED TO BE BEST PRACTICE IN CORPORATE AUSTRALIA.

THE FINAL COMPONENT OF OUR REMUNERATION POLICY IS THE GRANTING OF OPTIONS.

THIS PROVIDES AN EQUITY-BASED, LONG-TERM INCENTIVE FOR STAFF AND IS CONSISTENT WITH COMPETITIVE PRACTICE.

FOR EXECUTIVE DIRECTORS OF THE BANK, THERE ARE PERFORMANCE HURDLES WHICH MUST BE MET BEFORE OPTIONS CAN BE EXERCISED.

MOREOVER, MOST GLOBAL PEERS DO NOT IMPOSE PERFORMANCE HURDLES AS WE DO.

AS OUTLINED IN OUR FULL YEAR RESULTS ANNOUNCEMENT, INTERNATIONAL REMUNERATION CONSULTANTS TOWERS PERRIN RECENTLY CONDUCTED AN INDEPENDENT REVIEW OF OUR REMUNERATION POLICY AND PRACTICES.

THE REVIEW REACHED A NUMBER OF CONCLUSIONS.

FIRSTLY, IT CONCLUDED THAT THE BANK'S REMUNERATION AS A PERCENTAGE OF REVENUE IS IN LINE WITH (OR MORE CONSERVATIVE THAN), OUR COMPETITORS.

AND IT FOUND THAT OPTIONS ARE STILL THE PRIMARY VEHICLE USED BY OUR GLOBAL PEERS FOR PROVIDING A LONG-TERM INCENTIVE TO STAFF.

IT CONCLUDED THAT NO MAJOR CHANGES WERE NECESSARY.

IN SUMMARY, WE BELIEVE THE CURRENT SYSTEM IS ALIGNED WITH SHAREHOLDERS' INTEREST AND IS APPROPRIATE TO ENSURE RETENTION OF STAFF.

[SHARE PRICE]

WE BELIEVE THE EMPHASIS ON PERFORMANCE- BASED REMUNERATION IS EFFECTIVE.

THIS IS REFLECTED IN THE VALUE ADDED BY OUR STAFF TO THE MACQUARIE BUSINESS OVER THE LONG TERM.

SINCE ITS LISTING IN 1996 UNTIL THE CLOSE OF TRADING LAST WEEK, MACQUARIE DELIVERED TOTAL SHAREHOLDER RETURNS OF AROUND 500 PER CENT.

THIS COMPARES WITH A RETURN OF AROUND 90 PER CENT FOR THE COMPANIES THAT COMPRISE THE ALL ORDINARIES ACCUMULATION INDEX AND APPROXIMATELY 210 PER CENT FOR OUR INVESTMENT BANKING PEERS.

PUT ANOTHER WAY, SHAREHOLDERS WHO INVESTED $1,000 IN MACQUARIE

SHARES IN JULY 1996, WHEN THE BANK LISTED ON THE AUSTRALIAN STOCK EXCHANGE WOULD NOW HAVE AN INVESTMENT WORTH AROUND $6,000.

THE SAME $1,000 INVESTED IN FEBRUARY 1985, WHEN THE BANK COMMENCED OPERATIONS IN ITS OWN RIGHT, WOULD BE WORTH OVER $84,000 TODAY.

SINCE MACQUARIE BANK LISTED IN 1996 AT $6.50, IT HAS DELIVERED BETTER SHAREHOLDER RETURNS THAN ANY OF THE OTHER CURRENT TOP 50 COMPANIES WHO WERE LISTED ON THE ASX AT THAT TIME.

AND IN THE TWELVE MONTHS TO LAST FRIDAY, MACQUARIE DELIVERED A TOTAL SHAREHOLDER RETURN OF 28.3 PER CENT.

[CONCLUSION]

ONCE AGAIN, I BELIEVE THAT MACQUARIE HAS PROVEN ITS RESILIENCE IN DIFFICULT TIMES.

OUR ABILITY TO ACHIEVE STRONG PROFIT GROWTH IN THE MOST TESTING OF CLIMATES GIVES US CONFIDENCE IN THE BANK'S SUSTAINABILITY.

WE HAVE CONTINUED OUR STRONG PERFORMANCE IN THE FIRST QUARTER OF THE CURRENT FINANCIAL YEAR, AND WE ARE POSITIONED FOR FURTHER GROWTH IN A CLIMATE WHERE INTERNATIONAL MARKETS REMAIN UNCERTAIN.

THE ABILITY TO DELIVER STRONG RETURNS DEPENDS ON THE ABILITY AND DEDICATION OF THE 5,000 PEOPLE WHO MAKE UP MACQUARIE BANK.

WE RECOGNISE THAT THEY ARE OUR MOST VALUABLE ASSET AND THAT THEY GO HOME EVERY NIGHT.

ON BEHALF OF ALL SHAREHOLDERS AND THE BOARD, I WOULD LIKE TO CONGRATULATE THEM ON THEIR ACHIEVEMENTS THIS YEAR AND THANK EVERY ONE OF THEM FOR THEIR ENORMOUS CONTRIBUTION IN A VERY DIFFICULT ENVIRONMENT.

WE ARE CONFIDENT ABOUT OUR PROSPECTS FOR CONTINUING GROWTH, AND EXPECT TO INCREASE BOTH INCOME AND PROFIT THIS FINANCIAL YEAR.

LET ME NOW INTRODUCE ALLAN MOSS WHO WILL COMMENT IN MORE DETAIL ON THE BANK'S PERFORMANCE DURING THE PAST YEAR AND THE OUTLOOK FOR THE BANK IN THE YEAR AHEAD.

ALLAN.

Document furnished to United States Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited

Presentation to
Annual General Meeting

David Clarke, Executive Chairman

31 July 2003

Decline in equity markets

⇩ Global shares off 49%

⇩ Australian shares off 15%

...from peak


1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
2000
2001
2002
2003
Australian shares
Global shares

* All data as at 25 July 2003


MACQUARIE
BANK

2003 headline result

A record profit

After tax profit (attributable to ordinary equity holders)

33% increase

2003	2002
$333m	$250m

Pre tax profit (attributable to ordinary equity holders)

31% increase

2003	2002
$428m	$326m


MACQUARIE
BANK

2003 earnings per share

Earnings per share (attributable to ordinary equity holders)

24% increase

2003	2002
165cps	133cps


MACQUARIE
BANK

Revised dividend policy

→ Dividend to grow in line with earnings per share

→ Target payout ratio of between 50% and 60% of net profit

→ At least 80% franking


MACQUARIE
BANK

Credit ratings

	Short-term	Long-term
Fitch Ratings	F1	A+
Moody's Investors Service	P1	A2
Standard & Poor's	A1	A

→ All ratings recently affirmed

Specialist funds – world class assets

Highway 407, Toronto



Industrial property, USA



Transmission towers, Australia



Sydney Airport



Remuneration - peer comparatives


Remuneration (excluding options)
as percent of revenue
%
80
70
60
50
40
30
20
10
0
Macquarie

Source: Towers Perrin
Includes AG Edwards, Bear Sterns, CSFB (USA), CS Group, Deutsche Bank, Goldman Sachs, Legg Mason, Lehman Bros, Merrill Lynch, Morgan Stanley, UBS Group

Total shareholder return since listing



800
700
600
500
400
300
200
100
0
Index
1996
1997
1998
1999
2000
2001
2002
2003
Macquarie
Global Investment Banks
All Ordinaries Accumulation Index

* All data as at 25 July 2003, indexed at 29 July 1996

Macquarie Bank Limited

Presentation to Annual General Meeting

Allan Moss, Managing Director and Chief Executive Officer

31 July 2003

Profit growth: 33% to $333m



($m)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Profit growth: 33% to $333m

→ 4.5 times over the decade



($m)
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

Income growth: 15% to $1.8b


($m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002


MACQUARIE
BANK

Income growth: 15% to $1.8b

→ 5.4 times over the decade


($m)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

Funds under management growth: 27% to $52b


($b)
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Funds under management growth: 27% to $52b

→ 5.2 times over the decade
→ Australia's 4th largest fund manager


($b)
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

*Includes listed & unlisted (retail & wholesale) funds *Rainmaker Information, March Quarter 2003, issued June 2003

Total assets growth: 8% to $33b



($b)
35
30
25
20
15
10
5
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Total assets growth: 8% to $33b

→ 7.6 times over the decade



($b)
35
30
25
20
15
10
5
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Total capital growth: 10% to $1.8b



($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Total capital growth: 10% to $1.8b

→ 5.3 times over the decade



($m)
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MACQUARIE
BANK

EPS growth: 24% to 165c


(c)
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Basic EPS calculation


MACQUARIE
BANK

EPS growth: 24% to 165c

→ 3.3 times over the decade
→ Australian market only 1.4 times


(c)
180
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

* Australian market EPS based on IBES data (MSCI Australia series). MBL EPS series based on company information

1994: only 5 offices outside Australia with 50 staff


Munich
Denver
Johannesburg

Today: 33 offices outside Australia with around 800 staff


Vancouver
Seattle
San Jose
San Diego
Toronto
Chicago
New York
Memphis
Houston
Jupiter
Dublin
London
Frankfurt
Munich
Vienna
Geneva
Beijing
Tianjin
Seoul
Shanghai
Tokyo
Hong Kong
Labuan
Kuala Lumpur
Singapore
Sao Paulo
Johannesburg
Cape Town
Auckland
Wellington
Christchurch

*As at 30 June 2003

Where the income comes from

→ 24% from international activities
→ Up 12% in subdued global markets



($m)
International income
500
450
400
350
300
250
200
150
100
50
0
Total operating income (excluding earnings on capital) ($ million)
1996
1997
1998
1999
2000
2001
2002
2003

Where the income comes from

By type



($m)
Interest – 15%
Trading – 22%
Management, advice, broking & other – 63%
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1996
1997
1998
1999
2000
2001
2002
2003

*Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

Where the income comes from

By business segment

Investment banking 33% **Asset & wealth management 28%**


M&A, advisory & underwriting
Infrastructure, property & other specialist funds
Institutional stockbroking
Retail & wholesale funds management & private client broking
Financial products
Banking & securitised lending
Foreign exchange & commodities
Equipment leasing etc
Equity derivatives
Property lending
Treasury & debt markets
Other lending
Futures & financial markets brokerage

Lending 16% **Financial markets 23%**

* Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

Investment banking segment

→ 33% of total income

→ Up 9%


($m)
2002
2003
Financial products
Institutional stockbroking
M&A, advisory & underwriting


MACQUARIE BANK

Investment banking examples



- → London Underground
  - →Advised on £4.4b upgrade
- → Constellation Brands
  - →Advised on $2.4b merger to create the world's largest wine company
- → Broadcast Australia
  - →Acquired as seed asset for $310m IPO of Macquarie Communications Infrastructure Group


MACQUARIE BANK

Asset and wealth management segment

- → 28% of total income
- → Up 22%


($m)
2002
2003
Infrastructure, property & other specialist funds
Retail & wholesale funds management & private client broking



Asset and wealth management examples



→ Over 550,000 retail clients

→ MIG has interests in around 1,500km of toll roads

→ 5 listed and 22 unlisted property funds have interests in around 360 properties



Listed infrastructure and property funds have outperformed


Macquarie Funds
All Ordinaries Accumulation Index
Index
400
300
200
100
0
1996
1997
1998
1999
2000
2001
2002
2003

Comprises the accumulated performance of Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Goodman Industrial Trust, Macquarie Leisure Trust, Macquarie Office Trust and Macquarie ProLogis Trust.

* All data as at 25 July 2003, indexed at 100 on 29 December 1996

Financial markets segment

→ 23% of total income
→ Up 23%



($m)
Futures & financial markets brokerage
Treasury & debt markets
Equity derivatives
Foreign exchange & commodities
2002
2003

Financial markets examples



→ Market turnover in Australian warrants (premium traded) of over $1,000,000,000

→ Foreign exchange turnover of approx $1,500,000,000,000

→ Hedged over 10,600,000 tonnes of raw sugar

→equivalent of approx 1,800,000,000,000 teaspoons



Lending segment

→ 16% of total income
→ Up 4%



($m)
2002
2003
Other lending
Property lending
Equipment leasing etc
Banking & securitised lending



Lending examples



→ Fund 4,000 businesses

→ Facilitate mortgage finance for over 65,000 homes

→ Lease out 170,000 PCs and laptops


MACQUARIE
BANK

Some post balance date developments in Australia

→ Promina - $2b IPO

→ Alinta Gas – advised Alinta and AMP Henderson controlled and managed entities on acquisition and restructure of energy assets

→ Macquarie Goodman Industrial Trust – announced friendly takeover bid for AMP Industrial Trust

→ Private client advisers – took on board 25,000 clients and 48 advisers from Hartleys


MACQUARIE
BANK

Some post balance date developments internationally

→ Canada – launched new regulated assets fund

→ Korea – new equity derivatives alliance and second close of Korea Road Infrastructure Fund to raise total to $500m

→ Africa – new equity derivatives alliance in South Africa and sold interest in East African Gold Mines

→ Taiwan – initiated funds management


MACQUARIE
BANK

Outstanding equity transactions since January 2003

- → Lead manager in 10 significant transactions
- → Raised over $3b
- → Excellent returns to investors


MACQUARIE
BANK

Profit for the first quarter well up on last year

- → **Investment Banking** – substantially up on prior corresponding period
  - → good levels of activity in Corporate Finance and Institutional Stockbroking
  - → strong performance of specialist funds
  - → good leasing volumes
- → **Treasury and Commodities** – down from outstanding first quarter last year

Profit for the first quarter well up on last year

- → **Banking and Property** – in line with prior corresponding period
- → **Equity Markets** – substantially up reflecting some improvement in international markets
- → **Funds Management** – substantially up reflecting growth in funds under management
- → **Financial Services** – substantially up as planned

Outlook

- → Market conditions are still uncertain – especially international markets
- → Expect first half and full year to be up on prior corresponding periods
- → Our equities related businesses are well placed to benefit from any improvement in markets
- → Quantum of full year profit growth will depend on transaction flow and general market conditions


MACQUARIE
BANK

We will continue the Macquarie approach

→ Full service in Australia/ focussed international expansion

→ Strong risk management

→ Investing in growth through the cycle

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release **30 July 2003**

MACQUARIE BANK 2003 ANNUAL GENERAL MEETING

Macquarie Bank's Annual General Meeting (AGM) will be held at 10:30am, Thursday July 31, 2003 at The Grand Ballroom, Lower Level, The Westin Sydney, No. 1 Martin Place, Sydney.

The AGM will be webcast live on the Bank's website at:

www.macquarie.com.au

All media attendees please contact Belinda Allchin on 8232 3294 or belinda.allchin@macquarie.com

For further information, please contact:

Erica Sibree, Investor Relations, Macquarie Bank Limited (02) 8232 5008

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,000 @ $18.08 each 5,000 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15,000 on 29/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,796,139	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,557,751	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 29 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,800
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	17,500 @ $18.51 each 3,300 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,800 on 24/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,781,139	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,572,751	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 24 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

MACQUARIE BANK

Macquarie Bank Limited

Macquarie Advisor Services Lunch

Allan Moss, Chief Executive Officer & Managing Director

24 July 2003

MACQUARIE BANK

Snapshot of Macquarie Bank

→ Diversified financial services in Australia

→ Focussed participant in international markets

Market capitalisation:

Macquarie Bank (MBL):	A$5.8b	25th on ASX
Macquarie Bank listed "family":	A$19.4b	~10th on ASX

* As at 30 June 2003

2003 total operating income – $1.8 billion

By business segment



Investment Banking 33%
Asset & Wealth Management 28%
M&A, advisory & underwriting
Infrastructure, property & other specialist funds
Institutional stockbroking
Retail funds management (incl. cash), platform business and private client services
Financial products
Banking & securitised lending
FX & commodities
Property lending
Equity derivatives
Equipment leasing etc
Treasury & debt markets
Other lending
Futures & financial markets brokerage
Lending 16%
Financial Markets 23%

*Income excludes BA transmission income and operating expenses for holding period from 2 April to 12 August 2002

MACQUARIE BANK

Macquarie specialist listed funds growth over the decade

Market Cap – Macquarie Listed Funds
A$ million



14000
12000
10000
8000
6000
4000
2000
0
Roads
Property
Airports
Other
1994
1995
1996
1997
1998
1999
2000
2001
2002
NOW*

Note: Property funds includes Macquarie Goodman Industrial Trust and Macquarie ProLogis Trust Macquarie has a 40% and 50% holding in the respective fund manager of those trusts.

*As at 30 June 2003

MACQUARIE BANK

Specialist listed infrastructure and property funds performance

Macquarie funds have out-performed


Performance since 1996
4000
3500
3000
2500
2000
1500
1000
500
0
Dec-95
Jun-96
Dec-96
Jun-97
Dec-97
Jun-98
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
All Macquarie Funds

*As at 30 June 2003

MACQUARIE BANK

Some infrastructure assets

Highway 407, Canada



Sydney Airport



Transmission towers, Australia



M6 Toll, England



MACQUARIE BANK

Some property assets

No1 Martin Place, Sydney


MACQUARIE BANK
ANZ

Shopping Centres,
Australia & New Zealand


WOOLWORTHS

Industrial property, USA



MACQUARIE BANK

We will continue the Macquarie approach

- → Full service in Australia/ focussed international expansion
- → Strong risk management
- → Investing in growth through the cycle

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	22,500 @ $14.29 each 17,500 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	40,000 on 23/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,760,339	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,593,551	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 23 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

21 July 2003

Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Macquarie Life Limited, a wholly owned subsidiary of Macquarie Bank Limited ("Macquarie"), has been granted exemption from compliance with section 259C of the Corporations Act allowing it to invest in Macquarie shares.

The exemption was granted by the Australian Securities and Investments Commission and is subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited,

as at 18 July 2003, was 0.0392%.

Yours faithfully,

Dennis Leong
Company Secretary

03 SEP 29 AM 7:21

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,335
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	10,335 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,335 on 21/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,720,339	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,637,113	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 21 July 2003.

(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,378
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,667 @ $14.48 each 5,834 @ $18.51 each 1,877 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13,378 on 18/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,710,004	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,637,448	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 18 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Company Secretarial/Investor Relations

Memorandum

To Company Announcements Platform

From Dennis Leong

Date 17 July 2003

Subject Macquarie Income Securities

MACQUARIE INCOME SECURITIES

Macquarie Bank Limited and Macquarie Finance Limited confirm that the interest rate on Macquarie Income Securities (MBLHB) will be 6.43% per annum in respect of the next distribution period which commenced on Tuesday 15 July 2003 and ceases on Tuesday 14 October 2003 (inclusive). The interest payment date will be Wednesday 15 October 2003 and the record date will be Monday 29 September 2003.

ASX security code	MBLHB
Reset rate for above securities	6.43% per annum which is the Applicable reference rate plus the applicable margin (%)
Date from which change is effective	Tuesday 15 July 2003 to Tuesday 14 October 2003 (inclusive)
Applicable reference rate	4.73% per annum
Applicable margin %	1.7% per annum
Date of next reset rate	15 October 2003

Yours faithfully

Dennis Leong
Secretary of Macquarie Bank Limited
Secretary of Macquarie Finance Limited

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	5,000 @ $18.14 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,000 on 17/07/03

Number	+Class

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,696,626	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,650,826	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

	of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 17 July 2003.

(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,166
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	8,500 @ $18.51 each 1,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10,166 on 15/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,691,626	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,657,492	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)? | |

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:
.... Date: 15 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Johnson
Date of last notice	13 June 2003, but 10 July 2002 regarding the Macquarie Property Securities Fund and Macquarie Small Companies Fund

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Units held by Wig Nominees Pty Limited as custodian of Divco 6 Pty Limited, a company controlled by a trust of which Mark Johnson is a beneficiary: 1. Macquarie Property Securities Fund units; 2. Macquarie Small Companies Fund units.
Date of change	11 July 2003
No. of securities held prior to change	1. Macquarie Property Securities Fund- 157,829.70 units; 2. Macquarie Small Companies Fund- 170,952.44 units.
Class	Units in managed funds

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj11072003.doc

+ See chapter 19 for defined terms.

Number acquired	Macquarie Property Securities Fund-69,876.34 units; Macquarie Small Companies Fund-100,136.57 units.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Macquarie Property Securities Fund-$105,813.74; and 2. Macquarie Small Companies Fund-$108,528.01.
No. of securities held after change	3. Macquarie Property Securities Fund-227,706.04 units; and 4. Macquarie Small Companies Fund-271,089.01 units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Macquarie Property Securities Fund-investment in units; and 2. Macquarie Small Companies Fund-investment in units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

G:\CAG\COS\DLEONG\BRD\ASX notices\JOHNSON\mrj11072003.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 15 July 2003

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Allan E Moss
Date of last notice	23 January 2003 but 9 July 2002 regarding the Macquarie Balanced Growth Fund and the Macquarie Master Gilt Edge Bond Fund. This is the first notice for the Macquarie Australian Market Neutral Fund.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	<u>Units held by Wig Nominees Pty Limited as custodian of Divco 3 Pty Limited, a company controlled by a trust of which Allan Moss is a beneficiary:</u> 1. Macquarie Balanced Growth Fund units; 2. Macquarie Master Gilt Edge Bond Fund units; and 3. Macquarie Australian Market Neutral Fund
Date of change	11 July 2003
No. of securities held prior to change	1. Macquarie Balanced Growth Fund- 1,029,941.34 units; and 2. Macquarie Master Gilt Edge Bond Fund- 1,928,357.21 units.
Class	Units in managed funds

+ See chapter 19 for defined terms.

Number acquired	Macquarie Balanced Growth Fund- 62,561.90 units; Macquarie Master Gilt Edge Bond Fund- 63,717.21 units; and Macquarie Australian Market Neutral Fund – 993,649.66 units.
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Macquarie Balanced Growth Fund- $58,939.57; 2. Macquarie Master Gilt Edge Bond Fund- $65,545.89; and 3. Macquarie Australian Market Neutral Fund - $1,018,689.63.
No. of securities held after change	1. Macquarie Balanced Growth Fund- 1,092,503.24 units; 2. Macquarie Master Gilt Edge Bond Fund- 1,992,074.42 units; and 3. Macquarie Australian Market Neutral Fund – 993,649.66 units.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Macquarie Balanced Growth Fund- investment in units; 2. Macquarie Master Gilt Edge Bond Fund- investment in units; and 3. Macquarie Australian Market Neutral Fund – investment in units.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 15 July 2003

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	1,668 @ $18.51 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,668 on 9/07/03

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,681,460	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,685,161	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 9 July 2003.
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

ASX Release

Wednesday, 9 July 2003

EAST AFRICAN GOLD MINES

Macquarie Bank Limited has accepted a cash offer from Placer Dome Inc. for its 11,275,643 shares in East African Gold Mines Limited, an Australian unlisted gold producer whose principal asset is the North Mara Gold Mine in Tanzania.

The total consideration for Macquarie Bank's shares will be $US33,996,063 or $US3.015 per share.

Macquarie Bank's Metals and Mining Division provides funding and risk management solutions to the resources sector. Associated with these activities, from time to time it makes principal investments in the sector. It made an initial investment in East African Gold Mines Limited in March 1997 and has subsequently subscribed to a number of rights issues over the past six years resulting in a total investment of $US8,941,500.

It is anticipated that the settlement for this transaction will take place during the next month. The settlement is subject to Foreign Investment Review Board approval.

For further information:

Jenny Kovacs, Investor Relations, Macquarie Bank Limited — 02 8232 3250
Lisa Jamieson, Media Relations, Macquarie Bank Limited — 02 8232 6016
0416 237 332

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	1,666 @ $23.94 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A – shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,666 on 8/07/03

Number	+Class

+ See chapter 19 for defined terms.

		Number	Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	209,679,792	Fully paid ordinary Shares
		1,500,000	Converting Preference Shares (MBLPA)
		4,000,000	Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	23,686,829	Options over ordinary shares at various exercise prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose	

+ See chapter 19 for defined terms.

of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

√ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:

.... Date: 8 July 2003.

(Assistant Company Secretary)

Print name: Angela Blair

= = = = =

+ See chapter 19 for defined terms.

Macquarie Equities (Australia) Limited
ABN 58 002 832 126
Participating Organisation of Australian Stock Exchange Limited
Holder of a securities dealers licence under the Corporations Act

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3434
Internet http://www.macquarie.com.au
Telex 122368 MACEQT
DX 10287

Facsimile Numbers
Dealing [illegible]
Research (61 2) 8232 3177
Settlements (61 2) 8232 4345

Affiliated offices in Melbourne, Perth, Auckland, Wellington, Hong Kong, Singapore, London, Munich and New York.

News Release Tuesday July 8, 2003

MACQUARIE JOINS FORCES WITH LEADING INTERNATIONAL BROKING HOUSES TO CREATE RESEARCH ALLIANCE

Macquarie Equities' research team has joined forces with two other top international broking houses to create an international research alliance.

Macquarie Equities (Australia), the broking subsidiary of Macquarie Bank, has signed a Research Alliance agreement with South Africa's Nedcor Securities and Canadian investment institution, Scotia Capital Inc.

The agreement brings together more than 120 leading equities research specialists covering Australia, South Africa and North America.

The alliance partners will work together on issues common to the three markets, such as resources, as well as individual company-related issues. This will be done through general consultation, the exchange of research and data as well as analyst secondment.

Macquarie Equities Head of Research Mr David Rickards said the Research Alliance harnesses the expertise of specialists from three top rated research houses and will offer additional industry research for institutional customers. "Each broker in the alliance is known as a *country specialist* and intends to maintain this role," Mr Rickards said.

Macquarie Equities is the broking subsidiary of Macquarie Bank Limited, the leading full-service investment bank in Australia. Macquarie Bank also operates internationally, through subsidiaries located in 18 countries, where its strategy is to focus where its particular skills and expertise deliver significant value to clients. Macquarie Equities has a team of 45 research analysts covering 20 sectors with 12 sectors ranked in the top three as well as the widest coverage of any broker of Australian and new Zealand stocks.

Nedcor Securities is the full-service broking subsidiary of South Africa's largest bank, Nedbank. Its research team of 10 analysts was rated 4th in the recent Financial Mail ratings, making it the leading South-African owned broker in terms of research.

Scotia Capital is a member of Scotiabank Group, Canada's most international bank. Scotia Capital is a leader in the corporate and investment banking industry with a presence in both major and regional financial centres around the world. The Firm's top ranked equity research team consists of 26 analysts, 15 of them top ranked in Canada, and 26 research associates, covering approximately 275 North American equities.

For further information, please call:

Lisa Jamieson, Public Relations, Macquarie Bank Limited (02) 8232 6016

0416 237 332

Lisa.Jamieson@macquarie.com

ASIC
Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:
C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
Macquarie Bank Limited

ACN/ ABN
008 583 542

RECEIVED - 5 SEP 2003 ASIC SSC

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	see Annexure A		

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[0][7] / [0][8] / [0][3]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ Yes (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ No (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- *If there are 20 members or less in a share class, all changes need to be notified*
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... *(number)*	Shares decreased by ... *(number)*	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

DENNIS LEONG

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

05/09/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

Macquarie Bank Limited

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Macquarie Bank Limited

ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 484 Section C Change to Company Details signed by me and dated 5 September 2003

secretary

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	36,834	$13.40	$Nil
ORD	5,668	$13.50	$Nil
ORD	607,845	$14.29	$Nil
ORD	52,334	$14.36	$Nil
ORD	5,668	$14.46	$Nil
ORD	14,334	$14.47	$Nil
ORD	11,334	$14.54	$Nil
ORD	17,000	$14.65	$Nil
ORD	10,000	$17.29	$Nil
ORD	10,000	$17.92	$Nil
ORD	12,500	$18.08	$Nil
ORD	53,334	$18.44	$Nil
ORD	1,345,442	$18.51	$Nil
ORD	8,000	$19.00	$Nil
ORD	5,000	$19.07	$Nil
ORD	3,332	$20.05	$Nil
ORD	1,666	$20.18	$Nil
ORD	12,500	$20.29	$Nil
ORD	3,332	$21.16	$Nil
ORD	3,332	$23.06	$Nil
ORD	10,725	$23.22	$Nil
ORD	344,730	$23.94	$Nil
ORD	3,332	$24.14	$Nil
ORD	2,000	$24.16	$Nil
ORD	1,650	$24.24	$Nil
ORD	20,000	$24.69	$Nil
ORD	3,300	$25.37	$Nil
ORD	14,791	$27.28	$Nil
ORD	12,443	$30.51	$Nil

Total shares issued 2,632,426

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

MACQUARIE BANK

8 July 2003

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir,

RE: FORM 803 – MACQUARIE BANK LIMITED

I refer to the form 803 submitted by Macquarie Bank Limited on 30 June 2003.

Since the form was submitted we have been informed that the answer given to the question "Did any officer of the licensee body corporate acquire a relevant interest by holding more than 10% of the issued shares) in any body corporate?" for David Clarke is out of date.

The answer for David Clarke should have been as follows:

> David Clarke holds more than 10 % of the issued shares in the capital of the following companies incorporated in Australia: Leatrice Pty Ltd, Poole's Rock Wines Pty Limited and Integrated Airline Solutions Pty Limited.

Should you have any further queries, please contact Joshua Wyner, Company Secretarial Division, Macquarie Bank Limited, level 15, No. 1 Martin Place, Sydney, NSW, 2000. He is also contactable on (02) 8232 3202.

Regards,

Dennis Leong
Secretary
Macquarie Bank Limited

ASIC registered agent number:
lodging party or agent name:
office, level building name or PO Box no..
street number & name
suburb/city: state/territory postcode
telephone: ( )
facsimile: ( )
DX number: suburb/city
reference:

LU: 20822060

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

ASIC product disclosure statement opt-in register

PDS opt-in notice

form **FS50**
Corporations Act 2001
1438(3)

Warning

Before you complete this notice, you must be familiar with the following.

- The Guide to this notice
- Licensing and disclosure: Making the transition to the FSR regime, An ASIC guide
- ASIC Policy Statement PS 168 – Disclosure: Product Disclosure Statements (and other disclosure obligations)
- ASIC Policy Statement PS 169 – Disclosure: Discretionary powers and transition

If, after reading the above information, you still have unanswered questions, contact your Industry Body or email ASIC on infoline@asic.gov.au.

Notice

The new product disclosure provisions will begin to apply to the product(s) specified in this notice from the date you nominate in this notice ("opt-in date"). By submitting this notice, you declare that you

- are entitled to lodge this notice under subsection 1438(3),
- the product(s) covered by this notice are product(s) to which section 1438 applies, and
- that you want the new product disclosure provisions to apply from the date nominated in this notice.

1.1 ABN of issuer (if applicable) 46 008 583 542

1.2 Name of issuer Macquarie Bank Limited

1.3 ACN of issuer (if applicable) 008 583 542

1.4 AFS licence number (if applicable)

1.5 Specify a reference number to identify this notice MBL 01

1.6 Select one of the following

☒ Opt-in for an individual financial product

☐ Opt-in for a class of financial products

If individual financial product, go to Question 1.7. If class of financial products, go to Question 1.8

1.7 Provide details of the individual financial product covered by this notice

1.7.1 Name of financial product Equity Performance Notes

1.7.2 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☒ Derivatives
- ☐ Foreign Exchange Contracts
- ☐ General Insurance Products
- ☐ Government Debentures, Stocks or Bonds
- Life Products
  - ☐ Investment Life Insurance Product
  - ☐ Life Risk Insurance Products
- ☐ Managed Investment Schemes (registered or unregistered)
- ☐ Retirement Savings Account Products
- ☐ Superannuation
- Miscellaneous Financial Facility
  - ☐ Miscellaneous Financial Investment Products
  - ☐ Miscellaneous Financial Risk Products

1.7.3 ARSN (if applicable) ____________

Note: ARSN only required if the financial product is a registered management investment scheme

If Question 1.7 has been completed, go to Question 1.9

1.8 Provide details of the class of financial products covered by this notice

1.8.1 Type of financial product

- ☐ Deposit products
- ☐ Payment Products
- ☐ Derivatives
- ☐ Foreign Exchange Contracts
- ☐ General Insurance Products
- ☐ Government Debentures, Stocks or Bonds
- Life Products
  - ☐ Investment Life Insurance Product
  - ☐ Life Risk Insurance Products
- ☐ Managed Investment Schemes (registered or unregistered)
- ☐ Retirement Savings Account Products
- ☐ Superannuation
- Miscellaneous Financial Facility
  - ☐ Miscellaneous Financial Investment Products
  - ☐ Miscellaneous Financial Risk Products

1.9 Opt-in date (dd/mm/yyyy) 22/08/2003

Note: This date must be at least 28 days after lodgment of this notice and cannot be a date before 11 March 2002

1.10 Contact Details

Provide the following details for the person to whom we should direct all questions and correspondence on this notice.

1.10.1 Name (First Given Name, Family Name)

1.10.2 Are you preparing this notice on behalf of the issuer as an external service provider?
☐ Yes ☒ No

If No, go to Question 1.10.3. If Yes

Provide the service provider's name

Name

ABN

1.10.3 Email address (Not Mandatory) neil.smyth@macquarie.com

If email address provided

Email is our preferred way to contact the person. Can we use this email address to deliver correspondence and request(s) for further information/clarification? ☒ Yes ☐ No

1.10.4 Telephone number (02) 8232 5127

1.10.5 Facsimile number (Not Mandatory) (02) 8232 4540

If fax number provided

Can we use this fax number to deliver correspondence and request(s) for further information/clarification?
☒ Yes ☐ No

1.10.6 Postal address

office, level, building name or PO Box no. Level 4

street number and name 1 Martin Place

suburb/city Sydney state/territory NSW postcode 2000

telephone (02) 8232 5127

facsimile (02) 8232 4540

DX number suburb/city

You are now required to inform people about this notice in accordance with the requirements of ASIC's determination made pursuant to subsection 1438(6) (see PS 169 – Disclosure: Discretionary powers and transition). You are also required to either lodge a copy of a product disclosure statement with ASIC pursuant to section 1015B or to lodge an in0use notice with ASIC pursuant to section 1015D.

Warning: It is an offence under the Corporations Act to provide false or misleading information to ASIC.

Signature

This form must be signed

print name **Dennis Leong** capacity SECRETARY

print entity name (if entity acting as agent) Maquarie Bank Limited

sign here [signature] date 25 / 7 / 03

9027853

ASIC
Australian Securities & Investments Commission

Application to change the review date of a company or registered scheme

Form 488 — Corporations Act 2001 (Section 345B)

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

Company/scheme details

Company/scheme name

PLEASE SEE ANNEXURE

ACN/ARBN/ARSN/ABN

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested

31 / 07
[D D] [M M]

Indicate the reason for your application to change the review date

Tick one box

☑ Companies: To align with or vary from –

a) the review date of your ultimate holding company: or

b) the review date of another company with a common ultimate holding company

Ultimate holding company name

MACQUARIE BANK LIMITED

ACN/ARBN/ABN

008 583 542

Country of incorporation (if not Australia)

Only required for selection (b)

Company to align with or vary from

ACN/ARBN/ABN

Country of incorporation (if not Australia)

Continues on next page...

1 Continued ... Make an application

☐ To align with or vary from the review date of another company with a common officeholder

Name of common officeholder

Family name

Given names

Company to align with or vary from

ACN/ARBN/ABN

Country of incorporation (if not Australia)

☐ Schemes: To align with or vary from –

a) the review date of the responsible entity of your scheme; or

b) the review date of another scheme with a common responsible entity

Responsible entity name

ACN/ARBN/ABN

Scheme to align with or vary from

Only required for selection (b)

ARSN

☐ Exceptional circumstances (please state the reason here)

2 Multiple companies or schemes

Use this page to provide details of multiple companies or schemes that are applying for a change to review date.
Refer to the Guide for further clarification.

Company/schema name	ACN/ARBN/ARSN/ABN	New review date requested
PLEASE SEE ANNEXURE		

Signature

This form must be signed by a current officeholder of the company or responsible entity

I certify that the information in this form is true and complete

Refer to the Guide when applying to vary the review date of multiple companies or schemes.

Name

DENNIS LEONG

Capacity

☐ Director

☑ Company secretary of all companies listed in this application

Signature

Date signed

08/07/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☑ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

LEVEL 15

Street number and Street name

No. 1 MARTIN PLACE

Suburb/City: SYDNEY

State/Territory: NSW

Postcode: 2000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

02 8232 3273

Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ANNEXURE A

COMPANY NAME	ACN	REVIEW DATE
ALLOCA (NO. 4) PTY. LIMITED	081 119 477	31-Jul
CAMPUS INTERNATIONAL HOLDINGS PTY. LTD	079 173 381	31-Jul
CONCEPT BLUE PROPERTY PTY LTD	079 775 134	31-Jul
KENSINGTON BANKS PTY LIMITED	081 119 440	31-Jul
LIANA PTY. LIMITED	008 604 920	31-Jul
MACQUARIE BUSINESS BROKING SERVICES PTY LTD	083 822 404	31-Jul
MACQUARIE CONCEPT BLUE PTY LTD	096 629 471	31-Jul
MACQUARIE INTERNATIONAL PROPERTY SERVICES PTY. LIMITED	078 980 668	31-Jul
MACQUARIE PROPERTY INTERNATIONAL PTY LIMITED	065 678 962	31-Jul
MACQUARIE REAL ESTATE ASIA NOMINEES PTY LIMITED	095 918 068	31-Jul
MACQUARIE SOUTH KINGSCLIFF PTY LIMITED	096 705 341	31-Jul
MACQUARIE SYNDICATE MANAGEMENT PTY LTD	092 034 403	31-Jul
MACQUARIE SYNDICATE NOMINEE PTY LTD	092 034 485	31-Jul
MBL REALTY INVESTMENT MANAGEMENT PTY. LIMITED	008 607 092	31-Jul
MONT PARK DEVELOPMENT COMPANY PTY LIMITED	086 587 608	31-Jul
ROYAL PARADE APARTMENTS PTY LTD	064 721 080	31-Jul
SMR DEVELOPMENTS PTY LIMITED	084 657 616	31-Jul
SYNDICATED ASSET MANAGEMENT PTY. LIMITED	050 069 817	31-Jul
TELBANE PTY. LTD	070 142 951	31-Jul
UPL (SA) PTY LIMITED	085 359 833	31-Jul
UPL (WA) PTY LTD	095 793 141	31-Jul
UPL DEVELOPMENTS PTY LIMITED	081 119 619	31-Jul
UPL RIVER LINKS INVESTMENTS PTY LTD	096 705 298	31-Jul
URBAN PACIFIC SPRINGTHORPE INVESTMENT PTY LIMITED	092 034 458	31-Jul
VUE APARTMENTS PTY LTD	095 793 169	31-Jul
BOND STREET LEASE MANAGEMENT PTY LIMITED	071 247 606	31-Jul
BOSTON LEASING PTY. LIMITED	005 008 702	31-Jul
FOUCAULT PTY LIMITED	008 604 466	31-Jul
GLORIOLE PTY LIMITED	008 604 484	31-Jul
HILLSAM NOMINEES PTY. LIMITED	000 758 010	31-Jul
LANROD PTY LIMITED	003 250 833	31-Jul
MACQUARIE (A.C.T. PROPERTY INVESTMENTS) PTY LIMITED	008 607 038	31-Jul
MACQUARIE ASIA HOLDINGS PTY LIMITED	071 501 963	31-Jul
MACQUARIE AUSTRALIA MANAGEMENT SERVICES PTY LIMITED	008 640 168	31-Jul
MACQUARIE CLO INVESTMENT NO. 1 PTY LIMTED	097 868 687	31-Jul
MACQUARIE CLO INVESTEMENTS NO. 2 PTY LIMITED	065 178 618	31-Jul
MACQUARIE DIVERSIFIED INVESTMENT SERVICES PTY LIMITED	096 211 424	31-Jul
MACQUARIE DIVERSIFIED INVESTMENTS NO 2 PTY LTD	098 127 578	31-Jul
MACQUARIE DIVERSIFIED INVESTMENTS NO 3 PTY LTD	098 127 569	31-Jul
MACQUARIE FIRST AVIATION LEASING PTY. LIMITED	008 606 764	31-Jul
MACQUARIE FORESTRY SERVICES PTY LIMITED	093 752 946	31-Jul
MACQUARIE FRANCE HOLDINGS PTY LIMITED	095 180 564	31-Jul
MACQUARIE INDONESIA HOLDINGS PTY LIMITED	071 501 918	31-Jul
MACQUARIE LEASING VIC. PTY. LIMITED	006 230 548	31-Jul
MACQUARIE NOMINEES ACT PTY. LIMITED	008 595 711	31-Jul
MACQUARIE TWENTIETH AVIATION LEASING PTY. LIMITED	008 607 109	31-Jul
MEMNON PTY. LIMITED	006 238 482	31-Jul
PARSEES PTY LIMITED	008 596 656	31-Jul
VALCORA PTY LIMITED	003 201 303	31-Jul

ZELENKA PTY LIMITED 002 798 503 31-Jul

This is the annexure of 2 pages marked A referred to in the FORM ~~312~~ 448 signed by me and dated 8/7/03.

ASIC
Australian Securities & Investments Commission

Application to change the review date of a company or registered scheme

Form 488 — Corporations Act 2001 (Section 345B)

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

Company/scheme details

Company/scheme name

PLEASE SEE ANNEXURE

ACN/ARBN/ARSN/ABN

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested

31 / 08
[D D] [M M]

Indicate the reason for your application to change the review date

Tick one box

☑ Companies: To align with or vary from -

a) the review date of your ultimate holding company; or

b) the review date of another company with a common ultimate holding company

Ultimate holding company name

MACQUARIE BANK LIMITED

ACN/ARBN/ABN

008 583 542

Country of incorporation (if not Australia)

Only required for selection (b)

Company to align with or vary from

ACN/ARBN/ABN

Country of incorporation (if not Australia)

Continues on next page...

1 Continued ... Make an application

☐ To align with or vary from the review date of another company with a common officeholder

Name of common officeholder

Family name | Given names

Company to align with or vary from

ACN/ARBN/ABN | Country of incorporation (if not Australia)

☐ Schemes: To align with or vary from –

a) the review date of the responsible entity of your scheme; or

b) the review date of another scheme with a common responsible entity

Responsible entity name | ACN/ARBN/ABN

Scheme to align with or vary from

Only required for selection (b)

ARSN

☐ Exceptional circumstances (please state the reason here)

2 Multiple companies or schemes

Use this page to provide details of multiple companies or schemes that are applying for a change to review date.
Refer to the Guide for further clarification.

Company/scheme name	ACN/ARBN/ARSN/ABN	New review date requested
PLEASE SEE ANNEXURE		

Signature

This form must be signed by a current officeholder of the company or responsible entity

I certify that the information in this form is true and complete

Refer to the Guide when applying to vary the review date of multiple companies or schemes.

Name

DENNIS LEONG

Capacity

☐ Director

☑ Company secretary of all companies listed in this application

Signature

[signature]

Date signed

08/07/03

[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☑ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

LEVEL 15

Street number and Street name

No. 1 MARTIN PLACE

Suburb/City

SYDNEY

State/Territory

NSW

Postcode

2000

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

02 8232 3273

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ANNEXURE A

COMPANY NAME	ACN	REVIEW DATE
GATESUN PTY. LIMITED	054 001 400	31-Aug
MACQUARIE ASSET SERVICES (ACT) PTY LIMITED	058 056 616	31-Aug
MACQUARIE ASSET SERVICES (QLD) PTY LIMITED	010 795 794	31-Aug
MACQUARIE ASSET SERVICES (VIC) PTY LIMITED	005 996 725	31-Aug
MACQUARIE ASSET SERVICES (WA) PTY LIMITED	079 672 450	31-Aug
MACQUARIE MORTGAGES PTY LIMITED	009 636 257	31-Aug
MACQUARIE PROPERTY SERVICES PTY. LIMITED	003 420 460	31-Aug
MACQUARIE SECURITISATION (OBU) PTY LIMITED	075 289 002	31-Aug
PUMA MANAGEMENT PTY LIMITED	064 904 212	31-Aug
SECURE AUSTRALIA MANAGEMENT PTY. LIMITED	008 597 840	31-Aug
VOLATIC PTY LIMITED	079 878 783	31-Aug
VOLBING PTY LIMITED	079 865 311	31-Aug
KALLERAD PTY. LIMITED	008 605 070	31-Aug
MACQUARIE DEVELOPMENT CAPITAL II PTY LIMITED	102 607 616	31-Aug
MACQUARIE DEVELOPMENT CAPITAL PTY LIMITED	082 018 399	31-Aug
MACQUARIE EQUIPMENT FINANCE PTY LTD	067 299 923	31-Aug
MACQUARIE INFRASTRUCTURE NO.4 PTY LTD	075 176 779	31-Aug
MCF LEASING PTY LIMITED	078 223 382	31-Aug
MERIT MANAGEMENT NO.1 PTY LIMITED	084 781 555	31-Aug
MERIT NO.1 PTY LIMITED	084 781 493	31-Aug
NAYSIN PTY. LIMITED	007 320 363	31-Aug
NTL TELECOMMUNICATIONS HOLDINGS PTY LTD	093 979 223	31-Aug
REBOOT PC LOGISTICS PTY LIMITED	009 641 196	31-Aug
ROVENDA PTY. LIMITED	002 332 425	31-Aug
ROVNY PTY. LIMITED	002 332 452	31-Aug
SHADOOF PTY LIMITED	008 608 231	31-Aug
TADINA PTY LIMITED	002 325 804	31-Aug
TALAMBA PTY LIMITED	002 325 868	31-Aug
TARALIE PTY LIMITED	008 650 753	31-Aug
TEGENSEE PTY LIMITED	085 356 770	31-Aug
TEGNY PTY LIMITED	002 326 025	31-Aug
TENATA PTY LIMITED	002 326 061	31-Aug
THE VICTORIAN ROLLING STOCK LEASING COMPANY PTY LTD	084 388 947	31-Aug
VANNE PTY LIMITED	008 586 918	31-Aug
VICWIRE PARTNERSHIP PTY LIMITED	080 218 622	31-Aug

This is the annexure of ......L...... pages marked ......A...... referred to in the ......FORM 488...... signed by me and dated ......8/7/03.

MACQUARIE BANK LIMITED
SUPPLEMENTARY PROSPECTUS FOR THE MACQUARIE BANK EMPLOYEE SHARE OPTION PLAN

This is a Supplementary Prospectus intended to be read with the prospectus dated 27 June 2003, relating to Options over Shares of Macquarie Bank Limited.

IMPORTANT-PLEASE READ
Supplementary Prospectus dated 1 August 2003

This Supplementary Prospectus is dated 1 August 2003 and was lodged with the Australian Securities and Investments Commission ("ASIC") on that date. Neither ASIC nor ASX take any responsibility for the contents of this Supplementary Prospectus. Unless otherwise defined in this Supplementary Prospectus, terms defined in the Glossary to the prospectus have the same meaning in this Supplementary Prospectus.

MACQUARIE BANK LIMITED (ABN 46 008 583 542)

The prospectus dated 27th June 2003 is amended by deleting the existing section **4.6 NSW Payroll Taxation** and substituting in its place the following:

4.6 PAYROLL AND OTHER EMPLOYMENT TAXES AND ONCOSTS

Options acquired under the Macquarie Bank Employee Share Option Plan ("MBESOP") may be subject to employment taxes and oncosts such as payroll tax or workers compensation insurance premiums, or both, in the State where the Eligible Executive is employed.

As at 1 July 2003, New South Wales, Western Australia and the Northern Territory levy payroll tax on Options granted to employees. Payroll tax may be applicable where the Eligible Executive has an employment connection with that State including, in the case of NSW, where the Eligible Executive has an employment connection with NSW at any time during the period commencing 6 months before the date of Grant until the date of Grant. In these States payroll tax is levied on the amount by which the market value of Bank shares (determined as the weighted average of prices during the one week period immediately before the date of Grant) exceeds the Exercise Price. If the market value is less than the Exercise Price, there is no payroll tax liability.

Other Australian States may also adopt similar legislation to make Options granted to employees subject to payroll tax. However, the liability to payroll tax may vary between States, based on specific State legislation and payroll tax rates.

The Executive Committee have resolved that employees who are granted Options in the MBESOP:

- in respect of the mid year promotion and performance grants for 2003; or
- otherwise in relation to an offer under the Prospectus dated 27 June 2003 made on or before 1 August 2003;

will not incur any payroll tax liability and workers compensation insurance premiums levied on the grant of Options as a charge to their BCR.

However all other employees who are granted Options in the MBESOP on or after 1 August 2003 will incur any payroll tax liability and workers compensation insurance premiums levied on the grant of Options as a charge to their BCR. This will apply to Options granted under this Prospectus after that date.

If any other employment taxes or oncosts become payable on the grant of Options under this Prospectus under any future law or regulation, the Bank may at its discretion, charge these to the Eligible Executive's BCR.

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

~~Treasury 8232 8000 Facsimile 8232 4227~~
Foreign Exchange 8232 3666 *Facsimile* 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

7 August 2003

ASX Release

Macquarie Bank Limited

Early Conversion of Converting Preference Shares and Buy-Back of Ordinary Shares

Macquarie Bank Limited ("MBL") today advises that it intends to exercise its right to convert early all of the 1.5 million Converting Preference Shares ("CPS") on issue to fully paid ordinary MBL shares ("Ordinary Shares") in accordance with the Terms of Issue of the CPS.

In August 1999, MBL issued 1.5 million CPS at $100 each to raise $150 million. The CPS are quoted on ASX (ASX Code MBLPA) and pay a fixed dividend of 7.38% p.a. semi-annually.

Under the Terms of Issue, MBL is entitled to convert the CPS into Ordinary Shares at any time after 15 June 2003.

In accordance with the ASX Listing Rules, the quotation of the CPS will end on 18 September 2003. The Conversion Date will be 25 September 2003 ("Conversion Date"). The Conversion Date in the absence of early exercise would have been 15 June 2004.

A final dividend will be payable on the Conversion Date in accordance with the Terms of Issue of the CPS. This dividend is expected to be 100% franked.

MBL also advises that it intends to undertake, after the conversion of the CPS, an on-market buy-back of the number of Ordinary Shares resulting from conversion. The buy-back is to commence no earlier than the day after the Conversion Date and be completed within 12 months.

The conversion methodology is described below. Correspondence in relation to the conversion, including Conversion Notices, will shortly be sent to CPS holders.

Conversion methodology

On the Conversion Date, CPS holders will receive one Ordinary Share for each CPS held and such additional Ordinary Shares determined in accordance with the following formula (provided that where the total number of additional Ordinary Shares to be allotted to a holder includes a fraction, that fraction will be disregarded):

Additional Shares = CR –1

Where:

CR means the Conversion Ratio which is an amount calculated by dividing $100 by RP, subject to the Conversion Ratio being no less than one; and

RP means 95% of the Weighted Average Sale Price (rounded to the nearest full cent) of all Ordinary Shares sold on the ASX, during the period of 20 Business Days immediately preceding but not including the Conversion Date.

For further information, please contact:

Greg Ward, Chief Financial Officer, Macquarie Bank Limited	(02) 8232 3087
Dennis Leong, Company Secretary, Macquarie Bank Limited	(02) 8232 3273
Erica Sibree, Investor Relations, Macquarie Bank Limited	(02) 8232 5008

ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

LIFT & PEEL

SENDER TO KEEP

BN9941908

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

MACQUARIE BANK LIMITED

ACN/ ABN

008 583 542

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
PLEASE SEE ANNEXURE A.			

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 1 / 0 7 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

ANGELA BLAIR

Capacity

☐ Director

☒ Company secretary

Signature

[signature]

Date signed

06 / 08 / 03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

MACQUARIE BANK LIMITED

ASIC registered agent number

17290

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☑ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Macquarie Bank Limited
ACN 008 583 542

This is annexure A of 1 (one) page referred to in Form 484 Section C Change to Company Details signed by me and dated 6 August 2003

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	5,667	$12.73	$Nil
ORD	116,504	$14.29	$Nil
ORD	5,667	$14.48	$Nil
ORD	25,000	$17.82	$Nil
ORD	10,000	$18.08	$Nil
ORD	5,000	$18.14	$Nil
ORD	544,933	$18.51	$Nil
ORD	5,000	$19.00	$Nil
ORD	1,666	$20.14	$Nil
ORD	140,890	$23.94	$Nil
ORD	3,908,671	$27.02	$Nil

Total shares issued 4,768,998

[signature]

COMPANY SECRETARY
6/8/03